

05058439

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

New Century Mortgage Securities LLC   0001303871
Exact Name of Registrant as Specified in Charter   **Registrant CIK Number**

Form 8-K, June 17, 2005, Series 2005-3   333-123395

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: ___June 17_____, 2005

NEW CENTURY MORTGAGE SECURITIES LLC

By: _____

Name: KEVIN CLOYD

Title: EXECUTIVE VICE PRESIDENT

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.2	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

4

NCHET 2005-3

75 PPC

DM / Price	M2 To Call	To Maturity
44	100.2630	100.3884
45	100.2103	100.3313
46	100.1577	100.2743
47	100.1051	100.2174
48	100.0525	100.1605
49	100.0000	100.1036
50	99.9475	100.0467
51	99.8950	99.9900
52	99.8426	99.9332
53	99.7902	99.8765
54	99.7379	99.8198
Average Life	5.84	6.47
First Prin	7/25/2008	7/25/2008
Last Prin	4/25/2014	10/25/2021
Payment Window	70	160
Mod Duration @ 49.00	5.17	5.59

100 PPC

DM / Price	M2 To Call	To Maturity
44	100.2145	100.3230
45	100.1716	100.2763
46	100.1287	100.2296
47	100.0858	100.1829
48	100.0429	100.1363
49	100.0000	100.0897
50	99.9572	100.0431
51	99.9143	99.9966
52	99.8715	99.9500
53	99.8287	99.9035
54	99.7860	99.8571
Average Life	4.63	5.12
First Prin	12/25/2008	12/25/2008
Last Prin	12/25/2011	10/25/2017
Payment Window	37	107
Mod Duration @ 49.00	4.22	4.58

125 PPC

DM / Price	M2 To Call	To Maturity
44	100.2069	100.2977
45	100.1655	100.2532
46	100.1241	100.2086
47	100.0827	100.1641
48	100.0413	100.1196
49	100.0000	100.0752
50	99.9587	100.0307
51	99.9174	99.9863
52	99.8761	99.9419
53	99.8348	99.8976
54	99.7936	99.8532
Average Life	4.43	4.81
First Prin	6/25/2009	6/25/2009
Last Prin	7/25/2010	3/25/2015
Payment Window	14	70
Mod Duration @ 49.00	4.07	4.37

M3

DM / Price	To Call	To Maturity		To Call	To Maturity		To Call	To Maturity
46	100.2628	100.3883	46	100.2123	100.3207	46	100.1973	100.2879
47	100.2102	100.3315	47	100.1698	100.2746	47	100.1578	100.2453
48	100.1576	100.2746	48	100.1273	100.2285	48	100.1183	100.2028
49	100.1050	100.2178	49	100.0848	100.1824	49	100.0789	100.1604
50	100.0525	100.1611	50	100.0424	100.1363	50	100.0394	100.1179
51	100.0000	100.1044	51	100.0000	100.0903	51	100.0000	100.0755
52	99.9475	100.0477	52	99.9576	100.0443	52	99.9606	100.0331
53	99.8851	99.9911	53	99.9152	99.9983	53	99.9212	99.9907
54	99.8427	99.9345	54	99.8729	99.9523	54	99.8818	99.9483
55	99.7904	99.8780	55	99.8305	99.9064	55	99.8425	99.9060
56	99.7380	99.8215	56	99.7882	99.8605	56	99.8032	99.8636
Average Life	5.84	6.45	Average Life	4.58	5.06	Average Life	4.21	4.58
First Prin	7/25/2008	7/25/2008	First Prin	11/25/2008	11/25/2008	First Prin	3/25/2009	3/25/2009
Last Prin	4/25/2014	1/25/2021	Last Prin	12/25/2011	3/25/2017	Last Prin	7/25/2010	9/25/2014
Payment Window	70	151	Payment Window	38	101	Payment Window	17	67
Mod Duration @ 51.00	5.17	5.58	Mod Duration @ 51.00	4.18	4.53	Mod Duration @ 51.00	3.88	4.17

M4

DM / Price	To Call	To Maturity		To Call	To Maturity		To Call	To Maturity
59	100.2617	100.4070	59	100.2103	100.3360	59	100.1917	100.2967
60	100.2093	100.3505	60	100.1682	100.2904	60	100.1533	100.2554
61	100.1569	100.2941	61	100.1261	100.2448	61	100.1150	100.2142
62	100.1046	100.2377	62	100.0841	100.1992	62	100.0766	100.1729
63	100.0523	100.1813	63	100.0420	100.1537	63	100.0383	100.1317
64	100.0000	100.1250	64	100.0000	100.1082	64	100.0000	100.0905
65	99.9478	100.0687	65	99.9580	100.0628	65	99.9617	100.0494
66	99.8955	100.0125	66	99.9160	100.0173	66	99.9234	100.0082
67	99.8434	99.9563	67	99.8741	99.9719	67	99.8852	99.9671
68	99.7912	99.9001	68	99.8321	99.9265	68	99.8469	99.9260
69	99.7391	99.8440	69	99.7902	99.8812	69	99.8087	99.8849
Average Life	5.84	6.43	Average Life	4.55	5.01	Average Life	4.09	4.45
First Prin	7/25/2008	7/25/2008	First Prin	10/25/2008	10/25/2008	First Prin	2/25/2009	2/25/2009
Last Prin	4/25/2014	6/25/2020	Last Prin	12/25/2011	10/25/2016	Last Prin	7/25/2010	4/25/2014
Payment Window	70	144	Payment Window	39	97	Payment Window	18	63
Mod Duration @ 64.00	5.14	5.53	Mod Duration @ 64.00	4.13	4.47	Mod Duration @ 64.00	3.77	4.05

M8

DM / Price	To Call	To Maturity		To Call	To Maturity		To Call	To Maturity
115	101.2856	101.5455	115	101.0232	101.2491	115	100.8961	101.0838
120	101.0269	101.2718	120	100.8175	101.0307	120	100.7162	100.8934
125	100.7689	100.9991	125	100.6124	100.8130	125	100.5366	100.7035
130	100.5118	100.7273	130	100.4078	100.5959	130	100.3574	100.5140
135	100.2555	100.4565	135	100.2037	100.3793	135	100.1785	100.3249
140	100.0000	100.1866	140	100.0000	100.1633	140	100.0000	100.1362
145	99.7453	99.9177	145	99.7968	99.9479	145	99.8218	99.9480
150	99.4914	99.6497	150	99.5942	99.7331	150	99.6441	99.7601
155	99.2383	99.3826	155	99.3920	99.5188	155	99.4666	99.5727

	A	B	C	D	E	F	G	H	I	J	K
88	160	98.9859	99.1165			99.1902	99.3051		160	99.2895	99.3857
89	165	98.7344	98.8513			98.9890	99.0920		165	99.1128	99.1991
90		5.84	6.26		Average Life	4.49	4.81		Average Life	3.86	4.11
91		7/25/2008	7/25/2008		First Prin	8/25/2008	8/25/2008		First Prin	9/25/2008	9/25/2008
92		4/25/2014	10/25/2017		Last Prin	12/25/2011	8/25/2014		Last Prin	7/25/2010	8/25/2012
93	Payment Window	70	112		Payment Window	41	73		Payment Window	23	48
94	Mod Duration @ 140.00	5.01	5.28		Mod Duration @ 140.00	3.99	4.23		Mod Duration @ 140.00	3.50	3.69
95											
96											
97		M10				M10				M10	
98	DM / Price	To Call	To Maturity		DM / Price	To Call	To Maturity		DM / Price	To Call	To Maturity
99		550	92.1152	92.1289		550	93.5498	93.5631		550	94.3181	94.3297
100		555	91.9018	91.9100		555	93.3730	93.3810		555	94.1613	94.1682
101		560	91.6891	91.6918		560	93.1967	93.1993		560	94.0048	94.0071
102		565	91.4769	91.4742		565	93.0207	93.0181		565	93.8486	93.8463
103		570	91.2654	91.2574		570	92.8452	92.8373		570	93.6927	93.6858
104		575	91.0546	91.0412		575	92.6701	92.6570		575	93.5371	93.5257
105		580	90.8443	90.8257		580	92.4953	92.4771		580	93.3819	93.3659
106		585	90.6347	90.6109		585	92.3210	92.2976		585	93.2269	93.2064
107		590	90.4257	90.3967		590	92.1471	92.1185		590	93.0722	93.0472
108		595	90.2173	90.1832		595	91.9736	91.9399		595	92.9178	92.8883
109		600	90.0095	89.9704		600	91.8004	91.7618		600	92.7637	92.7298
110	Average Life	5.84	6.09		Average Life	4.47	4.67		Average Life	3.80	3.95
111	First Prin	7/25/2008	7/25/2008		First Prin	7/25/2008	7/25/2008		First Prin	8/25/2008	8/25/2008
112	Last Prin	4/25/2014	3/25/2016		Last Prin	12/25/2011	6/25/2013		Last Prin	7/25/2010	9/25/2011
113	Payment Window	70	93		Payment Window	42	60		Payment Window	24	38
114	Mod Duration @ 575.00	4.46	4.57		Mod Duration @ 575.00	3.64	3.75		Mod Duration @ 575.00	3.20	3.30

Computational Materials

$1,928,294,000
Approximately

New Century Home Equity Loan Trust 2005-3



New Century Mortgage Securities, LLC, a Limited Liability Company
Depositor

New Century Mortgage Corporation
Originator & Master Servicer

Lead Manager



Co-Managers

   CREDIT | FIRST
SUISSE | BOSTON   HSBC ◆   LEHMAN
BROTHERS



DISCLAIMER

The information herein has been prepared solely for informational purposes and is not an offer to buy or sell or a solicitation of an offer to buy or sell any security or instrument or to participate in any trading strategy. Any such offer to buy or sell any security or instrument or to engage in a transaction would be made only after a prospective participant had completed its own independent investigation of the transaction and received all information it required to make its own investment decision, including, where applicable, a review of any offering circular or memorandum describing such security or instrument which would contain material information not contained herein and to which prospective participants are referred. This termsheet does not contain all information that is required to be included in the base prospectus and the prospectus supplement. No representation or warranty can be given with respect to the accuracy or completeness of the information herein, or that any future offer of securities or transactions would conform to the terms hereof.

The following information may contain general, summary discussions of certain tax, regulatory, accounting and/or legal issues relevant to the proposed transaction. Any such discussion is necessarily generic and may not be applicable to or complete for any particular recipient's specific facts and circumstances. Morgan Stanley is not offering and does not purport to offer tax, regulatory, accounting or legal advice and this information should not and cannot be relied upon as such. Prior to entering into any proposed transaction, recipients should determine, in consultation with their own legal, tax, regulatory and accounting advisors, the economic risks and merits, as well as the legal, tax, regulatory and accounting characteristics and consequences, of the transaction.

The projections or other estimates in these materials (if any), including estimates of returns or performance, are forward-looking statements based upon certain assumptions and are preliminary in nature. Actual results are difficult to predict and may depend upon events outside the issuer's or counterparty's control. Actual events may differ from those assumed and changes to any assumptions may have a material impact on any projections or estimates. Other events which were not taken into account may occur and may significantly affect the analysis. Certain assumptions may have been made for modeling purposes only to simplify the presentation and/or calculation of any projections or estimates, and Morgan Stanley does not purport that any such assumptions will reflect actual future events. Accordingly, there can be no assurance that estimated returns or projections will be realized or that actual returns or performance results will not be materially different than those estimated herein. Any such estimated returns and projections should be viewed as hypothetical. Recipients should conduct their own analysis, using such assumptions as they deem appropriate, and should fully consider other available information in making a decision regarding these transactions. Past performance is not necessarily indicative of future results. Price and availability are subject to change without notice.

Notwithstanding any other express or implied agreement, arrangement, or understanding to the contrary, Morgan Stanley and each recipient hereof are deemed to agree that both Morgan Stanley and such recipient (and their respective employees, representatives, and other agents) may disclose to any and all persons, without limitation of any kind from the commencement of discussions, the U.S. federal income tax treatment of the transaction ("tax treatment") and any fact that may be relevant to understanding the tax treatment of the transaction described herein ("tax structure") and all materials of any kind (including opinions or other tax analyses) that are provided to such person relating to such tax treatment and tax structure, except where confidentiality is reasonably necessary to comply with securities laws (including, where applicable, confidentiality regarding the identity of an issuer of securities or its affiliates, agents and advisors).

The offer or sale of securities or transactions may be restricted by law. Additionally, transfers of any such securities or instruments may be limited by law or the terms thereof. Unless noted herein, neither Morgan Stanley or any issuer of securities has taken or will take any action in any jurisdiction that would permit a public offering of Notes, or possession or distribution of any offering material in relation thereto, in any country or jurisdiction where action for such purpose is required. Recipients are required to inform themselves of and comply with any legal or contractual restrictions on their purchase, holding, sale, exercise of rights or performance of obligations under any transaction. Morgan Stanley does not undertake or have any responsibility to notify you of any changes to the attached information. Morgan Stanley & Co. Incorporated, its affiliates and others associated with it may have positions in, and may effect transactions in, securities and instruments of issuers mentioned herein and may also perform or seek to perform investment banking services for the issuers of such securities and instruments. Additional information is available upon request.

With respect to any UK recipients, this communication is directed only to those persons who are market counterparties or intermediate customers (as defined in the UK Financial Services Authority's rules).

Approximately $1,928,294,000
New Century Home Equity Loan Trust 2005-3

New Century Mortgage Securities LLC
Depositor

New Century Mortgage Corporation
Originator and Master Servicer

Transaction Highlights

Offered Classes	Description	Balance [3]	Expected Ratings (S&P/ Moody's/ Fitch/ DBRS)	Avg Life to Call / Mty[1][2]	Payment Window To Call / Mty (Months)[1][2]	Initial Subordination Level	Benchmark
A-1ss	Not Offered Hereby	699,232,000	AAA / Aaa / AAA / AAA	2.38 / 2.58	1 - 78 / 1 - 190	21.35%	1 Mo. LIBOR
A-1mz	Not Offered Hereby	174,808,000	AAA / Aaa / AAA / AAA	2.38 / 2.58	1 - 78 / 1 - 190	21.35%	1 Mo. LIBOR
A-2a	Floater	596,000,000	AAA / Aaa / AAA / AAA	1.00 / 1.00	1 - 20 / 1 - 20	21.35%	1 Mo. LIBOR
A-2b	Floater	334,000,000	AAA / Aaa / AAA / AAA	2.00 / 2.00	20 - 28 / 20 - 28	21.35%	1 Mo. LIBOR
A-2c	Floater	351,570,000	AAA / Aaa / AAA / AAA	3.50 / 3.50	28 - 71 / 28 - 71	21.35%	1 Mo. LIBOR
A-2d	Floater	126,000,000	AAA / Aaa / AAA / AAA	6.44 / 8.59	71 - 78 / 71 - 186	21.35%	1 Mo. LIBOR
M-1	Floater	100,083,000	AA+ / Aa1 / AA+ / AA (H)	4.71 / 5.23	44 - 78 / 44 - 157	17.90%	1 Mo. LIBOR
M-2	Floater	91,381,000	AA / Aa2 / AA / AA	4.63 / 5.12	42 - 78 / 42 - 148	14.75%	1 Mo. LIBOR
M-3	Floater	58,019,000	AA- / Aa3 / AA- / AA (L)	4.58 / 5.06	41 - 78 / 41 - 141	12.75%	1 Mo. LIBOR
M-4	Floater	52,218,000	A+ / A1 / A+ / A (H)	4.55 / 5.01	40 - 78 / 40 - 136	10.95%	1 Mo. LIBOR
M-5	Floater	49,316,000	A / A2 / A / A	4.53 / 4.97	39 - 78 / 39 - 130	9.25%	1 Mo. LIBOR
M-6	Floater	43,515,000	A- / A3 / A- / A (L)	4.51 / 4.92	39 - 78 / 39 - 124	7.75%	1 Mo. LIBOR
M-7	Floater	39,163,000	BBB+ / Baa1 / BBB+ / BBB (H)	4.50 / 4.87	38 - 78 / 38 - 117	6.40%	1 Mo. LIBOR
M-8	Floater	33,361,000	BBB / Baa2 / BBB / BBB	4.49 / 4.81	38 - 78 / 38 - 110	5.25%	1 Mo. LIBOR
M-9	Floater	29,010,000	BBB- / Baa3 / BBB- / BBB (L)	4.49 / 4.76	38 - 78 / 38 - 104	4.25%	1 Mo. LIBOR
M-10	Floater	24,658,000	BBB- / - / BBB- / BBB (L)	4.47 / 4.67	37 - 78 / 37 - 96	3.40%	1 Mo. LIBOR

Notes:
(1) Notes are priced to the 10% optional clean-up call.
(2) Based on the pricing prepayment speed. See details below.
(3) Bond sizes subject to a variance of plus or minus 5%.


Prepayment Assumption

Adjustable-Rate Mortgage Loans	Adjustable-Rate Mortgage Loans assume 2% CPR in month 1, building linearly to 30% CPR in month 12, remaining at 30% CPR until month 22, 50% CPR from month 23 to 27, and 35% CPR in month 28 and thereafter.
Fixed-Rate Mortgage Loans	Fixed-Rate Mortgage Loans assume 4% CPR in month 1, increasing to 20% CPR over 12 months, and remaining at 20% CPR thereafter.

Issuer:	New Century Home Equity Loan Trust 2005-3.
Depositor:	New Century Mortgage Securities LLC, a Limited Liability Company.
Seller:	New Century Credit Corporation, a California Corporation.
Originator and Master Servicer	New Century Mortgage Corporation, a California corporation.
Owner Trustee:	Wilmington Trust Company.
Indenture Trustee and Custodian:	Deutsche Bank National Trust Company.
Legal Structure:	A Delaware Statutory Trust will issue 16 classes of Notes and a single class of ownership certificates (the "Owner Trust Certificates").
Joint Lead Underwriters:	Morgan Stanley & Co. Incorporated and UBS Securities LLC
Co-Managers:	Barclays Capital, Credit Suisse First Boston, HSBC Securities, and Lehman Brothers Inc.
Offered Notes:	Approximately $2,281,610,000 senior floating-rate Notes (the Class A-1ss, Class A-1mz, Class A-2a, Class A-2b, Class A-2c and Class A-2d Notes, collectively the "Class A Notes") and approximately $520,724,000 mezzanine floating-rate Notes (the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Notes, collectively the "Class M Notes"). The Class A Notes and the Class M Notes are referred to herein as the "Offered Notes". Notwithstanding the foregoing definition of Offered Notes, the Class A-1ss and Class A-1mz Notes are not being offered hereby but will be offered pursuant to the Prospectus. The Offered Notes are backed by adjustable-rate and fixed-rate, first and second lien, closed-end, subprime mortgage loans (the "Mortgage Loans").
Non-Offered Certificates:	The Owner Trust Certificates will not be publicly offered and will represent the beneficial ownership interest in the Issuer.
Class A Notes:	The Class A-1ss, Class A-1mz, Class A-2a, Class A-2b, Class A-2c and Class A-2d Notes.
Group I Notes:	The Class A-1ss and Class A-1mz Notes.
Group II Notes:	The Class A-2a, Class A-2b, Class A-2c and Class A-2d Notes.
Collateral:	As of June 1, 2005 the Mortgage Loans consist of approximately 14,851 adjustable-rate and fixed-rate, first lien or second lien, closed-end, subprime mortgage loans, totaling approximately $2,900,967,526.
Group I Mortgage Loans:	The Group I Mortgage Loans consist of approximately 6,808 adjustable-rate and fixed-rate mortgage loans totaling approximately $1,111,304,132 with principal balances at origination that conform to Freddie Mac loan limits.
Group II Mortgage Loans:	The Group II Mortgage Loans consist of approximately 8,043 adjustable-rate and fixed-rate mortgage loans totaling approximately $1,789,663,394 with principal balances at origination that may or may not conform to Freddie Mac loan limits.
Expected Pricing Date:	The week of June 6, 2005
Closing Date:	On or about June 24, 2005
Cut-off Date:	June 1, 2005
Payment Date:	The 25th day of each month (or if such 25th day is not a business day, the next succeeding business day) commencing in July, 2005.
Final Scheduled Payment Date:	The Payment Date occurring in July 2035.

Record Date:	The business day immediately preceding each Payment Date.
Delay Days:	0 (zero) days on all Offered Notes.
Due Period:	The Due Period with respect to any Payment Date commences on the second day of the month immediately preceding the month in which such Payment Date occurs and ends on the first day of the month in which such Payment Date occurs.
Interest Accrual Period:	Interest with respect to the Offered Notes will initially accrue from the Closing Date to, but excluding, the first Payment Date. Thereafter, interest will accrue from the prior Payment Date to, but excluding, the then current Payment Date. With respect to the Offered Notes, interest will accrue during the related Interest Accrual Period on the basis of a 360-day year and the actual number of days elapsed. The Offered Notes will settle flat (no accrued interest).
Prepayment Period:	The Prepayment Period with respect to any Payment Date is the calendar month immediately preceding the month in which the Payment Date occurs.
ERISA Considerations:	Subject to the considerations in the Prospectus Supplement, it is expected that the Offered Notes will be eligible for purchase by certain ERISA plans as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Notes.
Legal Investment:	The Offered Notes will not constitute "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA").
Taxation:	It is anticipated that for federal income tax purposes the Notes will be characterized as debt instruments.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	$25,000 and integral multiples of $1 in excess thereof.
Optional Redemption:	At its option, the Master Servicer may purchase all of the Mortgage Loans (and properties acquired on behalf of the Issuer) when the Mortgage Loans remaining in the Trust, as of the last day of the related Due Period, have been reduced to less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. In such case, the Class A Notes and the Class M Notes will be redeemed at par plus accrued interest.
Administrative Fees:	The "Servicing Fee", calculated at the "Servicing Fee Rate" of 0.500% per annum, and the "Indenture Trustee Fee" calculated at the "Indenture Trustee Fee Rate" of 0.0010% per annum. Administrative Fees will be paid monthly on the stated principal balance of the Mortgage Loans.
Principal & Interest Advances:	The Master Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans to the extent such amounts are deemed recoverable. The Master Servicer is entitled to be reimbursed for such advances, and therefore these advances are not a form of credit enhancement.
Servicing Advances:	The Master Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (i) expenses in connection with a foreclosed Mortgage Loan prior to the liquidation of such loan, (ii) the costs of any judicial proceedings, including foreclosures and (iii) the cost of managing and liquidating property acquired in relation to the Mortgage Loans, as long as it deems the costs to be recoverable. The Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.
Compensating Interest:	The Master Servicer is required to pay Compensating Interest up to the amount of the Servicing Fee to cover prepayment interest shortfalls ("Prepayment Interest Shortfalls") due to partial and/or full prepayments on the Mortgage Loans.


Credit Enhancement:	1. Excess Spread
	2. Overcollateralization
	3. Subordination
	4. Prepayment Penalties

Overcollateralization Amount: The Overcollateralization Amount with respect to any Payment Date is the excess, if any, of (i) the aggregate principal balance of the Mortgage Loans over (ii) the sum of the aggregate Note Balance of the Offered Notes, after taking into account the payments of principal to be made on such Payment Date.

Overcollateralization Target Amount: With respect to any Payment Date, (i) prior to the Stepdown Date, an amount equal to approximately 3.40% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date provided a Trigger Event is not in effect, the greater of (x) 6.80% of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period and (y) approximately $14,504,838 or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Payment Date. The Overcollateralization Target Amount for the Offered Notes will be fully funded on the Closing Date.

Stepdown Date: The earlier of (i) the first Payment Date on which the aggregate Note Balance of the Class A Notes has been reduced to zero and (ii) the later to occur of (x) the Payment Date occurring in July 2008 and (y) the first Payment Date on which the Credit Enhancement Percentage for the Class A Notes (calculated for this purpose only after taking into account payments of principal on the Mortgage Loans, but prior to any payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date) is greater than or equal to approximately 42.70%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Notes for any Payment Date is the percentage obtained by dividing (x) the aggregate Note Balance of the class or classes subordinate thereto and the Overcollateralization Amount by (y) the aggregate principal balance of the Mortgage Loans, calculated after taking into account payments of principal on the Mortgage Loans and payment of the Group I Principal Payment Amount and the Group II Principal Payment Amount to the holders of the Notes then entitled to payments of principal on such Payment Date.

Target Credit Enhancement Percentage

Class	Initial	On and After Stepdown Date
A	21.35%	42.70%
M-1	17.90%	35.80%
M-2	14.75%	29.50%
M-3	12.75%	25.50%
M-4	10.95%	21.90%
M-5	9.25%	18.50%
M-6	7.75%	15.50%
M-7	6.40%	12.80%
M-8	5.25%	10.50%
M-9	4.25%	8.50%
M-10	3.40%	6.80%


Trigger Event:	A Trigger Event will have occurred with respect to any Payment Date on or after the Stepdown Date if (x) the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding calendar month exceeds [42%] of the Credit Enhancement Percentage for the Class A Notes, or if (y) the aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the applicable percentages set forth below with respect to such Payment Date:

Payment Date Occurring in	Percentage
July 2007 through June 2008	[1.50%] for the first month, plus an additional 1/12th of [1.75%] for each month thereafter (e.g., [2.375%] in December 2007)
July 2008 through June 2009	[3.25%] for the first month, plus an additional 1/12th of [1.75%] for each month thereafter (e.g., [4.125%] in December 2008)
July 2009 through June 2010	[5.00%] for the first month, plus an additional 1/12th of [1.25%] for each month thereafter (e.g., [5.625%] in December 2009)
July 2010 through June 2011	[6.25%] for the first month, plus an additional 1/12th of [0.75%] for each month thereafter (e.g., [6.625%] in December 2010)
July 2011 and thereafter	[7.00%]

Delinquency Rate:	For any calendar month, a fraction, expressed as a percentage, the numerator of which is the aggregate principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures, loans subject to bankrupty proceedings, and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate principal balance of the Mortgage Loans as of the close of business on the last day of such month.
Rolling Three Month Delinquency Rate:	With respect to any Payment Date, the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Payment Dates) immediately preceding calendar months.

Sequential Trigger Event:	A Sequential Trigger Event is in effect on any Payment Date if, before the Payment Date in July 2007, the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Prepayment Period divided by the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date exceeds [1.50%], or if, on or after the Payment Date in July 2007, a Trigger Event is in effect.
Realized Losses:	Generally, any realized losses on the Mortgage Loans will be absorbed first, by the Excess Spread, second, by Prepayment Penalties, and third, by the Overcollateralization Amount and fourth, by the Class M Notes in reverse numerical order.
Interest Payment Priority:	On each Payment Date, the Interest Remittance Amount will be paid in the following order of priority:

      (i)   from the Group I Interest Remittance Amount, to the holders of each class of Group I Notes, on a pro rata basis based on the entitlement of each such class, the Senior Interest Payment Amount allocable to such Notes; from the Group II Interest Remittance Amount, to the holders of each class of Group II Notes, on a pro rata basis based on the entitlement of each such class, the Senior Interest Payment Amount allocable to such Notes. Any Interest Remittance Amount remaining after the payment of the above will be available to pay any Senior Interest Payment Amount to the unrelated group;

      (ii)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-1 Notes, the Interest Payment Amount for such Notes;

      (iii)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-2 Notes, the Interest Payment Amount for such Notes;

      (iv)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-3 Notes, the Interest Payment Amount for such Notes;

      (v)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-4 Notes, the Interest Payment Amount for such Notes;

      (vi)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-5 Notes, the Interest Payment Amount for such Notes;

      (vii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-6 Notes, the Interest Payment Amount for such Notes;

      (viii) from the combined remaining Interest Remittance Amount, to the holders of the Class M-7 Notes, the Interest Payment Amount for such Notes;

      (ix)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-8 Notes, the Interest Payment Amount for such Notes;

      (x)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-9 Notes, the Interest Payment Amount for such Notes; and

      (xi)   from the combined remaining Interest Remittance Amount, to the holders of the Class M-10 Notes, the Interest Payment Amount for such Notes.

Principal Payment Priority:

On each Payment Date (a) prior to the Stepdown Date or (b) on which a Trigger Event is in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount shall be paid as follows:

(i)   the Group I Principal Payment Amount to the holders of the Group I Notes as described below, until the Note Balances thereof have been reduced to zero and then to the holders of the Group II Notes after taking into account the payment of the Group II Principal Payment Amount described in (ii) below;

(ii)   the Group II Principal Payment Amount to the holders of the Group II Notes as described below, until the Note Balances thereof have been reduced to zero and then to the holders of the Group I Notes after taking into account the payment of the Group I Principal Payment Amount described in (i) above;

(iii)   to the holders of the Class M-1 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i) and (ii) above until the Note Balance thereof has been reduced to zero;

(iv)   to the holders of the Class M-2 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), and (iii) above until the Note Balance thereof has been reduced to zero;

(v)   to the holders of the Class M-3 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii) and (iv) above until the Note Balance thereof has been reduced to zero;

(vi)   to the holders of the Class M-4 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), and (v) above until the Note Balance thereof has been reduced to zero;

(vii)   to the holders of the Class M-5 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v) and (vi) above until the Note Balance thereof has been reduced to zero;

(viii)   to the holders of the Class M-6 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi) and (vii) above until the Note Balance thereof has been reduced to zero;

(ix)   to the holders of the Class M-7 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) and (viii) above until the Note Balance thereof has been reduced to zero;

(x)   to the holders of the Class M-8 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii) and (ix) above until the Note Balance thereof has been reduced to zero;

(xi)   to the holders of the Class M-9 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii), (ix) and (x) above until the Note Balance thereof has been reduced to zero; and

(xii)   to the holders of the Class M-10 Notes, any Group I and Group II Principal Payment Amount remaining after the payment of (i), (ii), (iii), (iv), (v), (vi), (vii) (viii), (ix), (x) and (xi) above until the Note Balance thereof has been reduced to zero.


Principal Payment Priority (continued):

On each Payment Date (a) on or after the Stepdown Date and (b) on which a Trigger Event is not in effect, the Group I Principal Payment Amount and the Group II Principal Payment Amount shall be paid as follows:

(i) concurrently, pro rata to the holders of the Group I Notes, the Group I Senior Principal Payment Amount; and to the holders of the Group II Notes, the Group II Senior Principal Payment Amount, until the Note Balances thereof have been reduced to zero.

(ii) concurrently, pro rata to the holders of the Group I Notes, any remaining Group II Senior Principal Payment Amount and to the holders of the Group II Notes any remaining Group I Senior Principal Payment Amount.

(iii) to the holders of the Class M-1 Notes, the Class M-1 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(iv) to the holders of the Class M-2 Notes, the Class M-2 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(v) to the holders of the Class M-3 Notes, the Class M-3 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(vi) to the holders of the Class M-4 Notes, the Class M-4 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(vii) to the holders of the Class M-5 Notes, the Class M-5 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(viii) to the holders of the Class M-6 Notes, the Class M-6 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(ix) to the holders of the Class M-7 Notes, the Class M-7 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(x) to the holders of the Class M-8 Notes, the Class M-8 Principal Payment Amount, until the Note Balance thereof has been reduced to zero;

(xi) to the holders of the Class M-9 Notes, the Class M-9 Principal Payment Amount, until the Note Balance thereof has been reduced to zero; and

(xii) to the holders of the Class M-10 Notes, the Class M-10 Principal Payment Amount, until the Note Balance thereof has been reduced to zero.

Any principal distributions allocated to the Group I Notes are required to be distributed *pro rata* between the Class A-1ss Notes and the Class A-1mz Notes, with the exception that if a Sequential Trigger Event is in effect, principal distributions will be distributed first, to the Class A-1ss Notes until their Note Balance has been reduced to zero, and then, to the Class A-1mz Notes until their Note Balance has been reduced to zero.

Except as described below, the Group II Notes will receive principal sequentially. In the event that all subordinate classes and the Overcollateralization Amount have been reduced to zero, principal distributions to the Group II Notes will be distributed on a pro rata basis.

Monthly Excess Cashflow Payments:

With respect to any Payment Date, any Net Monthly Excess Cashflow shall be paid as follows:

(i) to the holders of the class or classes of Notes then entitled to receive payments in respect of principal, in an amount equal to the Overcollateralization Increase Amount, payable as part of the Group I Principal Payment Amount and Group II Principal Payment Amount;

(ii) to the holders of the Class M-1 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(iii) to the holders of the Class M-1 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(iv) to the holders of the Class M-2 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(v) to the holders of the Class M-2 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(vi) to the holders of the Class M-3 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(vii) to the holders of the Class M-3 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(viii) to the holders of the Class M-4 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(ix) to the holders of the Class M-4 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(x) to the holders of the Class M-5 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xi) to the holders of the Class M-5 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xii) to the holders of the Class M-6 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xiii) to the holders of the Class M-6 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xiv) to the holders of the Class M-7 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xv) to the holders of the Class M-7 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xvi) to the holders of the Class M-8 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xvii) to the holders of the Class M-8 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xviii) to the holders of the Class M-9 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xix) to the holders of the Class M-9 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xx) to the holders of the Class M-10 Notes, in an amount equal to the Interest Carry Forward Amount allocable to such Notes;

(xxi) to the holders of the Class M-10 Notes, in an amount equal to the previously allocated Realized Loss Amounts;

(xxii) to the holders of the Offered Notes, in an amount equal to such Notes' allocated share of any Prepayment Interest Shortfalls and any shortfalls resulting from the application of the Relief Act, in each case, without interest accrued thereon;

(xxiii) to the holders of the Offered Notes any Basis Risk Carryover Amounts for such classes; and

(xxiv) to the holders of the Owner Trust Certificates as provided in the Trust Agreement.


Expense Adjusted Mortgage Rate:	The applicable mortgage rate on each Mortgage Loan as of the first day of the related Due Period minus the Administrative Fees.
Available Funds Cap:	The Available Funds Cap for any Payment Date and:

(i)   the Group I Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date;

(ii)   the Group II Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group II Mortgage Loans multiplied by a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class A Notes and Class M Notes immediately prior to such payment date; and

(iii)   the Class M Notes is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the product of (i) the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding Group I Mortgage Loans and Group II Mortgage Loans, less the sum of (x) the weighted average Note Rate for the Group I Notes for such payment date multiplied by a fraction, the numerator of which is the Note Balance of the Group I Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period and (y) the weighted average Note Rate for the Group II Class A Notes for such payment date multiplied by a fraction, the numerator of which is the aggregate Note Balance of the Group II Notes immediately prior to such payment date and the denominator of which is the principal balance of the Group I Mortgage Loans and the Group II Mortgage Loans as of the last day of the prior Due Period, and (ii) a fraction the numerator of which is the aggregate principal balance of the Group I Mortgage Loans and Group II Mortgage Loans as of the last day of the prior Due Period and the denominator of which is the aggregate Note Balance of the Class M Notes immediately prior to such payment date.

Note Rate:	The Note Rate on any Payment Date for each class of Offered Notes will equal the least of:

    (a)   One-Month LIBOR plus related margin;
    (b)   The related Available Funds Cap; and
    (c)   12.50%;

Interest Carry Forward Amount:	For each class of Offered Notes, and on any Payment Date, the sum of (i) the excess of (A) the accrued Note Interest for such Class with respect to the prior Payment Date (excluding any Basis Risk Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Payment Date, over (B) the amount actually paid to such class with respect to interest on such prior Payment Date and (ii) interest on such excess at the Note Rate for such class.


Interest Payment Amount:	The Interest Payment Amount for the Offered Notes of any class on any Payment Date is equal to interest accrued at the Note Rate for that class during the related Interest Accrual Period on the Note Balance of that class immediately prior to the Payment Date.
Senior Interest Payment Amount:	The Senior Interest Payment Amount for any Payment Date is equal to the Interest Payment Amount for such Payment Date for the related Class A Notes and the Interest Carry Forward Amount, if any, for that Payment Date for the related Class A Notes.
Basis Risk Carryover Amount:	For any Payment Date, if the Note Rate for a class of Offered Notes is based on the related Available Funds Cap, the excess of (i) the amount of interest such class would have accrued for such Payment Date had the applicable Note Rate not been subject to the Available Funds Cap, over (ii) the amount of interest such class of Notes accrued for such Payment Date based on the Available Funds Cap, together with the unpaid portion of any such amounts from the prior Payment Date (and accrued interest thereon at the then applicable Note Rate, without giving effect to the Available Funds Cap). The ratings on each Class of Notes do not address the likelihood of the payment of any Basis Risk Carryover Amount.
Basis Risk Shortfall:	Because each Mortgage Loan has a mortgage rate that is either fixed or adjustable, and most of the adjustable-rate Mortgage Loans will adjust based on six-month LIBOR after an initial period of two, three, or five years following the date of origination, and the Note Rates on the Offered Notes are based on one-month LIBOR, the application of the Available Funds Cap could result in shortfalls of interest otherwise payable on those Notes in certain periods. This may also occur if six-month LIBOR and one-month LIBOR rise quickly since the Mortgage Loan adjustments are constrained by certain interim caps. If basis risk interest shortfalls occur, they will be carried forward and will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Payment Date or in any subsequent period.
	To mitigate the effect of such basis risk shortfalls, the Offered Notes will benefit from three interest rate caps pledged to the Issuer. The notional schedules for the interest rate caps are available below.
Step-up Coupon:	If the Optional Redemption is not exercised on the first Payment Date following the Stepdown Date on which it could have been exercised, the margins on each of the Class A Notes will increase to 2.0 times their related initial margin and the margins on each of the Class M Notes will increase to 1.5 times their related initial margins.


Group I Principal Payment Amount:	The Group I Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group I Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group I Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group I Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.
Group II Principal Payment Amount:	The Group II Principal Payment Amount for any Payment Date will be the sum of (i) the principal portion of all scheduled monthly payments on the Group II Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a Group II Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment) during the related Prepayment Period; (iii) the principal portion of all other unscheduled collections, including insurance proceeds, liquidation proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the Group II Mortgage Loans, and (iv) a percentage of the amount of any Overcollateralization Increase Amount for such Payment Date MINUS a percentage of the amount of any Overcollateralization Reduction Amount for such Payment Date each allocated between Group I and Group II Principal Payment Amounts based on the amount of principal received from each Mortgage Loan Group.
Group I Senior Principal Payment Amount:	The Group I Senior Principal Payment Amount is an amount equal to the excess of (x) the aggregate Note Balance of the Class A-1 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 57.30% and (ii) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period minus approximately $5,556,521.
Group II Senior Principal Payment Amount:	The Group II Senior Principal Payment Amount is an amount equal to the excess of (x) the aggregate Note Balance of the Group II Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 57.30% and (ii) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period minus approximately $8,948,317.
Class M-1 Principal Payment Amount:	The Class M-1 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A Notes (after taking into account the payment of the Group I Senior Principal Payment Amount and Group II Senior Principal Payment Amount on such Payment Date) and (ii) the Note Balance of the Class M-1 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 64.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.


Class M-2 Principal Payment Amount:	The Class M-2 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A and Class M-1 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount and Class M-1 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-2 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 70.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-3 Principal Payment Amount:	The Class M-3 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, and Class M-2 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount and Class M-2 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-3 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 74.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-4 Principal Payment Amount:	The Class M-4 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2 and Class M-3 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount and Class M-3 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-4 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 78.10% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-5 Principal Payment Amount:	The Class M-5 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3 and Class M-4 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount and Class M-4 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-5 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 81.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-6 Principal Payment Amount:	The Class M-6 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4 and Class M-5 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount and Class M-5 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-6 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 84.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.


Class M-7 Principal Payment Amount:	The Class M-7 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount and Class M-6 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-7 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 87.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-8 Principal Payment Amount:	The Class M-8 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount, Class M-6 Principal Payment Amount and Class M-7 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-8 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 89.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-9 Principal Payment Amount:	The Class M-9 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7 and Class M-8 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount, Class M-6 Principal Payment Amount, Class M-7 Principal Payment Amount and Class M-8 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-9 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 91.50% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.
Class M-10 Principal Payment Amount:	The Class M-10 Principal Payment Amount is an amount equal to the excess of (x) the sum of (i) the aggregate Note Balance of the Class A, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Notes (after taking into account the payment of the Group I Senior Principal Payment Amount, Group II Senior Principal Payment Amount, Class M-1 Principal Payment Amount, Class M-2 Principal Payment Amount, Class M-3 Principal Payment Amount, Class M-4 Principal Payment Amount, Class M-5 Principal Payment Amount, Class M-6 Principal Payment Amount, Class M-7 Principal Payment Amount, Class M-8 Principal Payment Amount and Class M-9 Principal Payment Amounts on such Payment Date) and (ii) the Note Balance of the Class M-10 Notes immediately prior to such Payment Date over (y) the lesser of (A) the product of (i) approximately 93.20% and (ii) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period and (B) the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period minus approximately $14,504,838.


Weighted Average Life Sensitivity

To 10.00% Optional Redemption

	PPC	50%	75%	100%	125%	150%
A-1ss	WAL	4.53	3.16	2.38	1.79	1.44
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	4/25/2008
A-1mz	WAL	4.53	3.16	2.38	1.79	1.44
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	4/25/2008
A-2a	WAL	1.55	1.21	1.00	0.87	0.78
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	2/25/2008	6/25/2007	2/25/2007	11/25/2006	9/25/2006
A-2b	WAL	3.53	2.46	2.00	1.74	1.51
	First Payment Date	2/25/2008	6/25/2007	2/25/2007	11/25/2006	9/25/2006
	Expected Final Maturity	2/25/2010	8/25/2008	10/25/2007	6/25/2007	4/25/2007
A-2c	WAL	7.45	5.04	3.50	2.36	2.04
	First Payment Date	2/25/2010	8/25/2008	10/25/2007	6/25/2007	4/25/2007
	Expected Final Maturity	3/25/2017	6/25/2013	5/25/2011	5/25/2008	10/25/2007
A-2d	WAL	12.81	8.74	6.44	4.43	2.54
	First Payment Date	3/25/2017	6/25/2013	5/25/2011	5/25/2008	10/25/2007
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	3/25/2008
M-1	WAL	8.59	5.84	4.71	4.88	3.70
	First Payment Date	9/25/2009	7/25/2008	2/25/2009	11/25/2009	4/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-2	WAL	8.59	5.84	4.63	4.43	4.09
	First Payment Date	9/25/2009	7/25/2008	12/25/2008	6/25/2009	7/25/2009
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-3	WAL	8.59	5.84	4.58	4.21	4.09
	First Payment Date	9/25/2009	7/25/2008	11/25/2008	3/25/2009	6/25/2009
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-4	WAL	8.59	5.84	4.55	4.09	3.93
	First Payment Date	9/25/2009	7/25/2008	10/25/2008	2/25/2009	3/25/2009
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-5	WAL	8.59	5.84	4.53	4.00	3.75
	First Payment Date	9/25/2009	7/25/2008	9/25/2008	12/25/2008	1/25/2009
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-6	WAL	8.59	5.84	4.51	3.94	3.61
	First Payment Date	9/25/2009	7/25/2008	9/25/2008	11/25/2008	11/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-7	WAL	8.59	5.84	4.50	3.89	3.52
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	10/25/2008	9/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-8	WAL	8.59	5.84	4.49	3.86	3.45
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	9/25/2008	8/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-9	WAL	8.59	5.84	4.49	3.83	3.40
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	9/25/2008	7/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009
M-10	WAL	8.59	5.84	4.47	3.80	3.36
	First Payment Date	9/25/2009	7/25/2008	7/25/2008	8/25/2008	7/25/2008
	Expected Final Maturity	5/25/2018	4/25/2014	12/25/2011	7/25/2010	7/25/2009


Weighted Average Life Sensitivity

To MATURITY

	PPC	50%	75%	100%	125%	150%
A-1ss	WAL	4.87	3.43	2.58	1.96	1.44
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2031	11/25/2025	4/25/2021	2/25/2018	4/25/2008
A-1mz	WAL	4.87	3.43	2.58	1.96	1.44
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	8/25/2031	11/25/2025	4/25/2021	2/25/2018	4/25/2008
A-2a	WAL	1.55	1.21	1.00	0.87	0.78
	First Payment Date	7/25/2005	7/25/2005	7/25/2005	7/25/2005	7/25/2005
	Expected Final Maturity	2/25/2008	6/25/2007	2/25/2007	11/25/2006	9/25/2006
A-2b	WAL	3.53	2.46	2.00	1.74	1.51
	First Payment Date	2/25/2008	6/25/2007	2/25/2007	11/25/2006	9/25/2006
	Expected Final Maturity	2/25/2010	8/25/2008	10/25/2007	6/25/2007	4/25/2007
A-2c	WAL	7.45	5.04	3.50	2.36	2.04
	First Payment Date	2/25/2010	8/25/2008	10/25/2007	6/25/2007	4/25/2007
	Expected Final Maturity	3/25/2017	6/25/2013	5/25/2011	5/25/2008	10/25/2007
A-2d	WAL	16.45	11.50	8.59	6.11	2.54
	First Payment Date	3/25/2017	6/25/2013	5/25/2011	5/25/2008	10/25/2007
	Expected Final Maturity	5/25/2031	7/25/2025	12/25/2020	10/25/2017	3/25/2008
M-1	WAL	9.46	6.49	5.23	5.30	6.09
	First Payment Date	9/25/2009	7/25/2008	2/25/2009	11/25/2009	4/25/2008
	Expected Final Maturity	10/25/2028	8/25/2022	7/25/2018	10/25/2015	9/25/2015
M-2	WAL	9.44	6.47	5.12	4.81	5.24
	First Payment Date	9/25/2009	7/25/2008	12/25/2008	6/25/2009	12/25/2009
	Expected Final Maturity	11/25/2027	10/25/2021	10/25/2017	3/25/2015	5/25/2013
M-3	WAL	9.41	6.45	5.06	4.58	4.52
	First Payment Date	9/25/2009	7/25/2008	11/25/2008	3/25/2009	6/25/2009
	Expected Final Maturity	1/25/2027	1/25/2021	3/25/2017	9/25/2014	12/25/2012
M-4	WAL	9.39	6.43	5.01	4.45	4.22
	First Payment Date	9/25/2009	7/25/2008	10/25/2008	2/25/2009	3/25/2009
	Expected Final Maturity	6/25/2026	6/25/2020	10/25/2016	4/25/2014	8/25/2012
M-5	WAL	9.35	6.40	4.97	4.34	4.02
	First Payment Date	9/25/2009	7/25/2008	9/25/2008	12/25/2008	1/25/2009
	Expected Final Maturity	9/25/2025	11/25/2019	4/25/2016	12/25/2013	4/25/2012
M-6	WAL	9.31	6.36	4.92	4.26	3.87
	First Payment Date	9/25/2009	7/25/2008	9/25/2008	11/25/2008	11/25/2008
	Expected Final Maturity	12/25/2024	3/25/2019	10/25/2015	7/25/2013	12/25/2011
M-7	WAL	9.25	6.32	4.87	4.18	3.75
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	10/25/2008	9/25/2008
	Expected Final Maturity	2/25/2024	7/25/2018	3/25/2015	2/25/2013	8/25/2011
M-8	WAL	9.18	6.26	4.81	4.11	3.65
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	9/25/2008	8/25/2008
	Expected Final Maturity	3/25/2023	10/25/2017	8/25/2014	8/25/2012	3/25/2011
M-9	WAL	9.08	6.18	4.76	4.04	3.57
	First Payment Date	9/25/2009	7/25/2008	8/25/2008	9/25/2008	7/25/2008
	Expected Final Maturity	3/25/2022	1/25/2017	2/25/2014	3/25/2012	11/25/2010
M-10	WAL	8.95	6.09	4.67	3.95	3.47
	First Payment Date	9/25/2009	7/25/2008	7/25/2008	8/25/2008	7/25/2008
	Expected Final Maturity	2/25/2021	3/25/2016	6/25/2013	9/25/2011	6/25/2010


Effective Maximum Note Rate Table for the Group I Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	6.58	6.58	10.00	35	8.55	9.14	10.00	69	9.04	12.34	12.34
2	6.58	6.58	10.00	36	8.47	9.24	10.00	70	8.15	11.12	11.12
3	6.58	6.58	10.00	37	8.80	10.36	10.36	71	8.42	11.46	11.46
4	6.80	6.80	10.00	38	8.28	9.74	9.99	72	8.14	11.06	11.06
5	6.59	6.59	10.00	39	8.27	9.72	10.00	73	8.40	11.40	11.40
6	6.81	6.81	10.00	40	8.54	10.03	10.03	74	8.12	11.01	11.01
7	6.59	6.59	10.00	41	8.25	9.69	10.00	75	8.11	10.98	10.98
8	6.60	6.60	10.00	42	8.66	10.37	10.37	76	8.37	11.31	11.31
9	7.31	7.31	10.00	43	8.38	10.74	10.74	77	8.09	10.92	10.92
10	6.61	6.61	10.00	44	8.37	10.72	10.72	78	8.35	11.26	11.26
11	6.83	6.83	10.00	45	9.26	11.85	11.85	79	0.00	0.00	0.00
12	6.62	6.62	10.00	46	8.35	10.68	10.68				
13	6.85	6.85	10.00	47	8.62	11.02	11.02				
14	6.64	6.64	10.00	48	8.34	10.92	10.92				
15	6.65	6.65	10.00	49	8.61	11.76	11.76				
16	6.88	6.88	10.00	50	8.32	11.35	11.35				
17	6.66	6.66	10.00	51	8.31	11.33	11.33				
18	6.90	6.90	10.00	52	8.58	11.68	11.68				
19	6.68	6.68	10.00	53	8.30	11.28	11.28				
20	6.69	6.69	10.00	54	8.57	11.79	11.79				
21	7.42	7.42	10.00	55	8.28	11.41	11.41				
22	6.71	6.71	10.00	56	8.27	11.38	11.38				
23	6.95	6.95	10.00	57	9.15	12.50	12.50				
24	6.95	6.96	10.00	58	8.26	11.33	11.33				
25	8.00	8.00	10.00	59	8.52	11.68	11.68				
26	7.75	7.76	10.00	60	8.24	11.38	11.38				
27	7.77	7.77	10.00	61	8.51	11.75	11.75				
28	8.05	8.05	10.00	62	8.22	11.34	11.34				
29	7.80	7.80	10.00	63	8.21	11.31	11.31				
30	8.19	8.29	10.00	64	8.48	11.66	11.66				
31	8.20	8.78	10.00	65	8.20	11.26	11.26				
32	8.22	8.79	10.00	66	8.46	11.60	11.60				
33	8.80	9.42	10.00	67	8.18	11.20	11.20				
34	8.25	8.83	10.00	68	8.17	11.17	11.17				

1. Assumes 6m LIBOR remains constant at 3.54%, 1m LIBOR remains constant at 3.18% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.


Effective Maximum Note Rate Table for the Group II Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	6.67	6.67	10.00	35	8.44	9.15	10.00	69	9.09	12.38	12.38
2	6.67	6.67	10.00	36	8.30	9.27	10.00	70	8.20	11.15	11.15
3	6.67	6.67	10.00	37	8.63	10.27	10.27	71	8.47	11.50	11.50
4	6.90	6.90	10.00	38	8.12	9.66	10.00	72	8.19	11.17	11.17
5	6.68	6.68	10.00	39	8.11	9.64	10.00	73	8.45	11.57	11.57
6	6.90	6.90	10.00	40	8.37	9.95	10.00	74	8.17	11.17	11.17
7	6.68	6.68	10.00	41	8.10	9.62	10.00	75	8.16	11.14	11.14
8	6.69	6.69	10.00	42	8.46	10.31	10.31	76	8.42	11.49	11.49
9	7.41	7.41	10.00	43	8.18	10.59	10.59	77	8.14	11.09	11.09
10	6.70	6.70	10.00	44	8.18	10.57	10.57	78	8.40	11.50	11.50
11	6.93	6.93	10.00	45	9.04	11.68	11.68	79	0.00	0.00	0.00
12	6.71	6.71	10.00	46	8.16	10.53	10.53				
13	6.94	6.94	10.00	47	8.43	10.87	10.87				
14	6.73	6.73	10.00	48	8.15	10.78	10.78				
15	6.74	6.74	10.00	49	8.41	11.54	11.54				
16	6.97	6.97	10.00	50	8.14	11.15	11.15				
17	6.75	6.75	10.00	51	8.13	11.13	11.13				
18	6.99	6.99	10.00	52	8.39	11.48	11.48				
19	6.77	6.77	10.00	53	8.11	11.09	11.09				
20	6.78	6.78	10.00	54	8.38	11.55	11.55				
21	7.52	7.52	10.00	55	8.10	11.17	11.17				
22	6.80	6.80	10.00	56	8.09	11.15	11.15				
23	7.05	7.05	10.00	57	8.95	12.32	12.32				
24	7.12	7.12	10.00	58	8.08	11.11	11.11				
25	8.00	8.04	10.00	59	8.34	11.45	11.45				
26	7.76	7.80	10.00	60	8.14	11.20	11.20				
27	7.78	7.82	10.00	61	8.46	11.63	11.63				
28	8.05	8.09	10.00	62	8.18	11.23	11.23				
29	7.80	7.84	10.00	63	8.17	11.20	11.20				
30	8.26	8.41	10.00	64	8.43	11.55	11.55				
31	8.09	8.78	10.00	65	8.15	11.15	11.15				
32	8.11	8.80	10.00	66	8.48	11.57	11.57				
33	8.69	9.42	10.00	67	8.23	11.23	11.23				
34	8.15	8.83	10.00	68	8.22	11.20	11.20				

1. Assumes 6m LIBOR remains constant at 3.54%, 1m LIBOR remains constant at 3.18% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.


Effective Maximum Note Rate Table for the Class M Notes

Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)	Period	Scenario (1) (%)	Scenario (2) (%)	Scenario (3) (%)
1	12.50	6.63	10.00	35	12.50	9.15	10.00	69	12.50	12.36	12.36
2	12.50	6.63	10.00	36	12.50	9.26	10.00	70	12.50	11.14	11.14
3	12.50	6.64	10.00	37	12.50	10.30	10.30	71	12.50	11.48	11.48
4	12.50	6.86	10.00	38	12.16	9.69	10.00	72	12.50	11.13	11.13
5	12.50	6.64	10.00	39	12.40	9.67	10.00	73	12.50	11.50	11.50
6	12.50	6.87	10.00	40	12.50	9.98	10.00	74	12.50	11.10	11.10
7	12.50	6.65	10.00	41	12.50	9.65	10.00	75	12.50	11.08	11.08
8	12.50	6.65	10.00	42	12.50	10.34	10.34	76	12.50	11.42	11.42
9	12.50	7.37	10.00	43	12.50	10.64	10.64	77	12.50	11.02	11.02
10	12.50	6.66	10.00	44	12.50	10.63	10.63	78	12.50	11.40	11.40
11	12.50	6.89	10.00	45	12.50	11.74	11.74	79	0.00	0.00	0.00
12	12.50	6.68	10.00	46	12.50	10.59	10.59				
13	12.50	6.91	10.00	47	12.50	10.92	10.92				
14	12.50	6.69	10.00	48	12.50	10.84	10.84				
15	12.50	6.70	10.00	49	12.50	11.63	11.63				
16	12.50	6.93	10.00	50	12.50	11.23	11.23				
17	12.50	6.72	10.00	51	12.50	11.21	11.21				
18	12.50	6.95	10.00	52	12.50	11.56	11.56				
19	12.50	6.74	10.00	53	12.50	11.16	11.16				
20	12.50	6.75	10.00	54	12.50	11.64	11.64				
21	12.50	7.48	10.00	55	12.50	11.27	11.27				
22	12.50	6.77	10.00	56	12.50	11.24	11.24				
23	12.50	7.01	10.00	57	12.50	12.47	12.47				
24	12.50	7.05	10.00	58	12.50	11.19	11.19				
25	12.50	8.03	10.00	59	12.50	11.54	11.54				
26	12.50	7.78	10.00	60	12.50	11.27	11.27				
27	12.50	7.80	10.00	61	12.50	11.67	11.67				
28	12.50	8.07	10.00	62	12.50	11.27	11.27				
29	12.50	7.83	10.00	63	12.50	11.25	11.25				
30	12.50	8.36	10.00	64	12.50	11.59	11.59				
31	12.50	8.78	10.00	65	12.50	11.19	11.19				
32	12.50	8.80	10.00	66	12.50	11.58	11.58				
33	12.50	9.42	10.00	67	12.50	11.22	11.22				
34	12.50	8.83	10.00	68	12.50	11.19	11.19				

1. Assumes 6m LIBOR remains constant at 3.54%, 1m LIBOR remains constant at 3.18% and the cashflows are run to the Optional Redemption at the pricing speed.
2. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00% and the cashflows are run to the Optional Redemption at the pricing speed.
3. Assumes 1m LIBOR and 6m LIBOR increase instantaneously to 20.00%, the cashflows are run to the Optional Redemption at the pricing speed and all payments on the Interest Rate Caps are received as scheduled and applied.


Interest Rate Cap Schedules

Period	Accrual Start	Accrual End	Group I Notes Interest Rate Cap Schedule			Group II Notes Interest Rate Cap Schedule		
			Cap Notional ($)	Cap Strike (%)	Cap Ceiling (%)	Cap Notional ($)	Cap Strike (%)	Cap Ceiling (%)
1	6/24/2005	7/25/2005	874,040,000.00	6.34%	9.76%	1,407,570,000.00	6.43%	9.76%
2	7/25/2005	8/25/2005	870,203,462.30	6.34%	9.76%	1,401,507,883.35	6.43%	9.76%
3	8/25/2005	9/25/2005	864,139,782.75	6.34%	9.76%	1,391,809,101.13	6.43%	9.76%
4	9/25/2005	10/25/2005	855,827,817.04	6.56%	9.76%	1,378,437,958.75	6.66%	9.76%
5	10/25/2005	11/25/2005	845,258,827.54	6.35%	9.76%	1,361,379,204.83	6.44%	9.76%
6	11/25/2005	12/25/2005	832,437,343.38	6.57%	9.76%	1,340,639,443.60	6.66%	9.76%
7	12/25/2005	1/25/2006	817,381,679.95	6.35%	9.76%	1,316,248,002.15	6.44%	9.76%
8	1/25/2006	2/25/2006	800,124,349.89	6.36%	9.76%	1,288,257,617.96	6.45%	9.76%
9	2/25/2006	3/25/2006	780,712,353.55	7.07%	9.76%	1,256,744,927.05	7.17%	9.76%
10	3/25/2006	4/25/2006	759,207,338.13	6.37%	9.76%	1,221,810,734.42	6.46%	9.76%
11	4/25/2006	5/25/2006	735,686,046.79	6.59%	9.76%	1,183,580,114.00	6.69%	9.76%
12	5/25/2006	6/25/2006	710,240,714.29	6.38%	9.76%	1,142,210,396.02	6.47%	9.76%
13	6/25/2006	7/25/2006	683,993,645.54	6.61%	9.76%	1,099,709,859.19	6.70%	9.76%
14	7/25/2006	8/25/2006	658,486,158.10	6.40%	9.76%	1,058,411,936.82	6.49%	9.76%
15	8/25/2006	9/25/2006	633,697,125.52	6.41%	9.76%	1,018,282,194.97	6.50%	9.76%
16	9/25/2006	10/25/2006	609,606,030.77	6.64%	9.76%	979,287,194.01	6.73%	9.76%
17	10/25/2006	11/25/2006	586,192,948.57	6.42%	9.76%	941,394,459.80	6.51%	9.76%
18	11/25/2006	12/25/2006	563,438,528.16	6.66%	9.76%	904,572,455.60	6.75%	9.76%
19	12/25/2006	1/25/2007	541,323,976.68	6.44%	9.76%	868,790,554.89	6.53%	9.76%
20	1/25/2007	2/25/2007	519,831,042.91	6.45%	9.76%	834,019,014.93	6.54%	9.76%
21	2/25/2007	3/25/2007	498,942,001.63	7.18%	9.76%	800,228,951.09	7.28%	9.76%
22	3/25/2007	4/25/2007	478,635,301.76	6.47%	9.76%	767,363,932.15	6.56%	9.76%
23	4/25/2007	5/25/2007	453,954,534.23	6.71%	9.76%	725,549,468.64	6.81%	9.76%
24	5/25/2007	6/25/2007	420,563,439.71	6.72%	9.76%	670,930,554.57	6.88%	9.76%
25	6/25/2007	7/25/2007	388,890,714.47	7.76%	9.76%	619,108,241.31	7.80%	9.76%
26	7/25/2007	8/25/2007	358,962,623.17	7.52%	9.76%	570,128,329.55	7.56%	9.76%
27	8/25/2007	9/25/2007	330,621,278.36	7.53%	9.76%	523,782,249.13	7.58%	9.76%
28	9/25/2007	10/25/2007	306,651,012.39	7.81%	9.76%	485,649,560.88	7.85%	9.76%
29	10/25/2007	11/25/2007	289,450,750.08	7.56%	9.76%	457,768,353.29	7.60%	9.76%
30	11/25/2007	12/25/2007	272,819,063.41	8.05%	9.76%	430,818,267.18	8.17%	9.76%
31	12/25/2007	1/25/2008	256,743,463.16	8.54%	9.76%	404,784,809.10	8.54%	9.76%
32	1/25/2008	2/25/2008	241,212,386.50	8.55%	9.76%	379,624,125.75	8.56%	9.76%
33	2/25/2008	3/25/2008	226,192,352.92	9.18%	9.76%	355,300,612.05	9.18%	9.76%
34	3/25/2008	4/25/2008	211,666,012.11	8.59%	9.76%	331,785,658.41	8.59%	9.76%
35	4/25/2008	5/25/2008	197,616,614.02	8.90%	9.76%	309,051,648.64	8.91%	9.76%
36	5/25/2008	6/25/2008	184,027,944.46	9.00%	9.76%	287,071,850.45	9.03%	9.76%
37	6/25/2008	7/25/2008	170,848,202.01	9.76%	9.76%	265,778,773.65	9.76%	9.76%
38	7/25/2008	8/25/2008	170,848,202.01	9.50%	9.76%	265,778,773.65	9.42%	9.76%
39	8/25/2008	9/25/2008	170,848,202.01	9.48%	9.76%	265,778,773.65	9.40%	9.76%
40	9/25/2008	10/25/2008	170,848,202.01	9.76%	9.76%	265,778,773.65	9.71%	9.76%
41	10/25/2008	11/25/2008	170,848,202.01	9.45%	9.76%	265,778,773.65	9.38%	9.76%
42	-	-	-	-	-	-	-	-

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.


Interest Rate Cap Schedules (Cont.)

Period	Accrual Start	Accrual End	Class M Notes Interest Rate Cap Schedule		
			Cap Notional ($)	Cap Strike (%)	Cap Ceiling (%)
1	6/24/2005	7/25/2005	520,724,000.00	5.88%	9.25%
2	7/25/2005	8/25/2005	520,724,000.00	5.88%	9.25%
3	8/25/2005	9/25/2005	520,724,000.00	5.89%	9.25%
4	9/25/2005	10/25/2005	520,724,000.00	6.11%	9.25%
5	10/25/2005	11/25/2005	520,724,000.00	5.89%	9.25%
6	11/25/2005	12/25/2005	520,724,000.00	6.12%	9.25%
7	12/25/2005	1/25/2006	520,724,000.00	5.90%	9.25%
8	1/25/2006	2/25/2006	520,724,000.00	5.90%	9.25%
9	2/25/2006	3/25/2006	520,724,000.00	6.62%	9.25%
10	3/25/2006	4/25/2006	520,724,000.00	5.91%	9.25%
11	4/25/2006	5/25/2006	520,724,000.00	6.14%	9.25%
12	5/25/2006	6/25/2006	520,724,000.00	5.93%	9.25%
13	6/25/2006	7/25/2006	520,724,000.00	6.16%	9.25%
14	7/25/2006	8/25/2006	520,724,000.00	5.94%	9.25%
15	8/25/2006	9/25/2006	520,724,000.00	5.95%	9.25%
16	9/25/2006	10/25/2006	520,724,000.00	6.18%	9.25%
17	10/25/2006	11/25/2006	520,724,000.00	5.97%	9.25%
18	11/25/2006	12/25/2006	520,724,000.00	6.20%	9.25%
19	12/25/2006	1/25/2007	520,724,000.00	5.99%	9.25%
20	1/25/2007	2/25/2007	520,724,000.00	6.00%	9.25%
21	2/25/2007	3/25/2007	520,724,000.00	6.73%	9.25%
22	3/25/2007	4/25/2007	520,724,000.00	6.02%	9.25%
23	4/25/2007	5/25/2007	520,724,000.00	6.26%	9.25%
24	5/25/2007	6/25/2007	520,724,000.00	6.30%	9.25%
25	6/25/2007	7/25/2007	520,724,000.00	7.28%	9.25%
26	7/25/2007	8/25/2007	520,724,000.00	7.03%	9.25%
27	8/25/2007	9/25/2007	520,724,000.00	7.05%	9.25%
28	9/25/2007	10/25/2007	520,724,000.00	7.32%	9.25%
29	10/25/2007	11/25/2007	520,724,000.00	7.08%	9.25%
30	11/25/2007	12/25/2007	520,724,000.00	7.61%	9.25%
31	12/25/2007	1/25/2008	520,724,000.00	8.03%	9.25%
32	1/25/2008	2/25/2008	520,724,000.00	8.05%	9.25%
33	2/25/2008	3/25/2008	520,724,000.00	8.67%	9.25%
34	3/25/2008	4/25/2008	520,724,000.00	8.08%	9.25%
35	4/25/2008	5/25/2008	520,724,000.00	8.40%	9.25%
36	5/25/2008	6/25/2008	520,724,000.00	8.51%	9.25%
37	6/25/2008	7/25/2008	520,724,000.00	9.25%	9.25%
38	7/25/2008	8/25/2008	516,483,618.22	8.94%	9.25%
39	8/25/2008	9/25/2008	486,442,408.80	8.92%	9.25%
40	9/25/2008	10/25/2008	457,391,485.94	9.23%	9.25%
41	10/25/2008	11/25/2008	429,297,179.82	8.90%	9.25%
42	-	-	-	-	-

The Accrual Period for the Interest Rate Caps starts and includes the Accrual Start date and ends on but excludes the Accrual End date. All dates are subject to the modified business day convention. One-month LIBOR is observed two days prior to the start of each Accrual Period and payments will be determined using the Act/360 day-count convention.

The Payment Date for the Interest Rate Caps is two business days prior to the end of each accrual period.


The Mortgage Loans (All Collateral)

Collateral Summary

Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$2,900,967,525.97
Number of Mortgage Loans:	14,851
Average Principal Balance:	$195,338.19
Weighted Average Current Mortgage Rate:	7.132%
Weighted Average Net Mortgage Rate:	6.622%
Weighted Average Credit Score:	630
Weighted Average Original LTV[2]:	80.74%
Weighted Average Stated Remaining Term:	357 months
Weighted Average Stated Original Term:	357 months
Non-Zero Weighted Average Months to Roll[1]:	28 months
Non-Zero Weighted Average Margin[1]:	5.698%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.498%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.498%
Non-Zero Weighted Average Maximum Rate[1]:	14.151%
Non-Zero Weighted Average Minimum Rate[1]:	7.155%

(1) Includes adjustable-rate Mortgage Loans only.
(2) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.


The Mortgage Loans (All Collateral)

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
ARM - 2 Year/6 Month	6,945	1,261,935,910.06	43.50	181,704.23	7.545	80.48	607
ARM - 3 Year/6 Month	314	55,889,907.75	1.93	177,993.34	7.336	80.19	628
ARM – 5 Year/6 Month	110	21,480,877.85	0.74	195,280.71	6.846	78.58	635
Interest Only - ARM - 2 Year/6 Month	2,015	586,971,084.35	20.23	291,300.79	6.806	82.22	644
Interest Only - ARM - 3 Year/6 Month	1,120	283,382,185.13	9.77	253,019.81	6.479	82.26	654
Interest Only - ARM - 5 Year/6 Month	672	160,230,177.25	5.52	238,437.76	6.535	81.85	639
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
4.500 - 4.999	7	2,548,659.33	0.09	364,094.19	4.990	74.40	667
5.000 - 5.499	208	57,932,135.77	2.00	278,519.88	5.323	76.79	654
5.500 - 5.999	1,552	412,869,076.52	14.23	266,023.89	5.825	75.74	663
6.000 - 6.499	1,904	439,300,747.31	15.14	230,725.18	6.246	78.61	647
6.500 - 6.999	2,774	632,564,405.58	21.81	228,033.31	6.740	80.24	636
7.000 - 7.499	1,832	370,423,937.04	12.77	202,196.47	7.238	81.44	627
7.500 - 7.999	2,218	428,168,796.23	14.76	193,042.74	7.736	82.62	612
8.000 - 8.499	1,204	200,292,511.19	6.90	166,355.91	8.220	83.32	602
8.500 - 8.999	1,215	177,636,088.26	6.12	146,202.54	8.720	84.74	594
9.000 - 9.499	605	69,099,013.99	2.38	114,213.25	9.220	85.61	597
9.500 - 9.999	553	54,519,503.04	1.88	98,588.61	9.737	86.64	597
10.000 - 10.499	263	20,659,300.04	0.71	78,552.47	10.212	90.26	627
10.500 - 10.999	249	17,399,477.37	0.60	69,877.42	10.708	92.57	609
11.000 - 11.499	142	9,568,661.59	0.33	67,384.94	11.205	93.43	609
11.500 - 11.999	95	6,333,267.54	0.22	66,665.97	11.616	92.18	590
12.000 - 12.499	22	1,242,485.37	0.04	56,476.61	12.271	94.43	604
12.500 - 12.999	7	373,467.94	0.01	53,352.56	12.696	99.83	618
13.000 - 13.499	1	35,991.86	0.00	35,991.86	13.050	100.00	593
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	630	25,319,027.94	0.87	40,188.93	9.715	89.81	630
50,000.01 - 100,000.00	3,206	244,499,658.84	8.43	76,263.15	8.132	81.51	616
100,000.01 - 150,000.00	3,062	381,478,116.69	13.15	124,584.62	7.481	80.27	619
150,000.01 - 200,000.00	2,279	397,602,362.31	13.71	174,463.52	7.235	79.16	621
200,000.01 - 250,000.00	1,574	353,312,501.68	12.18	224,467.92	7.098	79.42	626
250,000.01 - 300,000.00	1,308	358,061,367.98	12.34	273,747.22	6.867	80.29	629
300,000.01 - 350,000.00	949	308,453,102.78	10.63	325,029.61	6.882	81.26	632
350,000.01 - 400,000.00	679	254,128,924.68	8.76	374,269.40	6.790	81.69	637
400,000.01 - 450,000.00	421	178,925,950.00	6.17	425,002.26	6.786	82.72	645
450,000.01 - 500,000.00	341	163,235,256.59	5.63	478,695.77	6.811	81.84	646
500,000.01 - 550,000.00	170	89,636,570.76	3.09	527,273.95	6.762	82.16	649
550,000.01 - 600,000.00	120	69,276,980.22	2.39	577,308.17	6.698	81.36	653
600,000.01 - 650,000.00	39	24,493,435.27	0.84	628,036.80	6.701	77.90	651
650,000.01 - 700,000.00	34	23,075,271.29	0.80	678,684.45	6.620	82.60	662
700,000.01 - 750,000.00	27	19,766,491.45	0.68	732,092.28	6.672	80.77	656
750,000.01 - 800,000.00	8	6,241,653.21	0.22	780,206.65	6.798	77.09	684
800,000.01 >=	4	3,460,854.27	0.12	865,213.57	6.358	71.32	656
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Mortgage Pool by Aggregate Original Principal Balance	Avg. Original Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	627	25,169,147.21	0.87	40,142.18	9.722	89.91	630
50,000.01 - 100,000.00	3,209	244,649,539.57	8.43	76,238.56	8.132	81.51	616
100,000.01 - 150,000.00	3,060	381,178,183.99	13.14	124,568.03	7.480	80.26	619
150,000.01 - 200,000.00	2,281	397,902,295.00	13.72	174,442.04	7.236	79.17	622
200,000.01 - 250,000.00	1,573	353,062,555.64	12.17	224,451.72	7.099	79.42	626
250,000.01 - 300,000.00	1,309	358,311,314.03	12.35	273,729.04	6.867	80.29	629
300,000.01 - 350,000.00	947	307,753,375.71	10.61	324,977.17	6.879	81.25	632
350,000.01 - 400,000.00	681	254,828,651.76	8.78	374,197.73	6.795	81.71	637
400,000.01 - 450,000.00	421	178,925,950.00	6.17	425,002.26	6.786	82.72	645
450,000.01 - 500,000.00	341	163,235,256.59	5.63	478,695.77	6.811	81.84	646
500,000.01 - 550,000.00	170	89,636,570.76	3.09	527,273.95	6.762	82.16	649
550,000.01 - 600,000.00	120	69,276,980.22	2.39	577,308.17	6.698	81.36	653
600,000.01 - 650,000.00	39	24,493,435.27	0.84	628,036.80	6.701	77.90	651
650,000.01 - 700,000.00	34	23,075,271.29	0.80	678,684.45	6.620	82.60	662
700,000.01 - 750,000.00	27	19,766,491.45	0.68	732,092.28	6.672	80.77	656
750,000.01 - 800,000.00	8	6,241,653.21	0.22	780,206.65	6.798	77.09	684
800,000.01 >=	4	3,460,854.27	0.12	865,213.57	6.358	71.32	656
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
AA	11,683	2,317,296,534.61	79.88	198,347.73	7.006	81.79	643
A-	815	140,098,908.96	4.83	171,900.50	7.737	75.85	568
A+	1,394	283,155,019.40	9.76	203,124.12	7.288	79.87	597
B	517	90,375,332.25	3.12	174,807.22	7.931	74.17	563
C	406	63,952,809.93	2.20	157,519.24	8.265	68.53	555
C-	36	6,088,920.83	0.21	169,136.69	10.029	63.14	547
Total:	14,851	2,900,967,525.97	100.00	195,338.19	7.132	80.74	630

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
109 - 120	27	2,440,528.10	0.08	90,389.93	6.558	63.14	641
169 - 180	236	24,828,504.64	0.86	105,205.53	6.861	69.88	640
229 - 240	239	27,412,321.17	0.94	114,695.90	6.832	72.18	648
289 - 300	10	1,198,728.38	0.04	119,872.84	6.781	72.05	631
349 - 360	14,339	2,845,087,443.67	98.07	198,416.03	7.138	80.94	630
Total:	14,851	2,900,967,525.97	100.00	195,338.19	7.132	80.74	630

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
120	27	2,440,528.10	0.08	90,389.93	6.558	63.14	641
180	236	24,828,504.64	0.86	105,205.53	6.861	69.88	640
240	239	27,412,321.17	0.94	114,695.90	6.832	72.18	648
300	10	1,198,728.38	0.04	119,872.84	6.781	72.05	631
360	14,339	2,845,087,443.67	98.07	198,416.03	7.138	80.94	630
Total:	14,851	2,900,967,525.97	100.00	195,338.19	7.132	80.74	630


The Mortgage Loans (All Collateral)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
<= 30.00	69	6,325,149.90	0.22	91,668.84	7.077	23.28	615
30.01 - 35.00	50	6,152,128.76	0.21	123,042.58	6.776	32.80	629
35.01 - 40.00	76	10,251,221.90	0.35	134,884.50	6.679	37.96	631
40.01 - 45.00	102	13,840,376.68	0.48	135,689.97	6.807	42.70	619
45.01 - 50.00	160	27,722,078.18	0.96	173,262.99	6.782	47.82	620
50.01 - 55.00	209	34,518,326.47	1.19	165,159.46	6.784	52.84	607
55.01 - 60.00	300	60,355,884.04	2.08	201,186.28	6.688	58.02	617
60.01 - 65.00	520	99,580,048.05	3.43	191,500.09	6.793	63.25	609
65.01 - 70.00	709	142,977,982.87	4.93	201,661.47	6.945	68.62	608
70.01 - 75.00	993	200,322,993.48	6.91	201,735.14	7.111	73.97	601
75.01 - 80.00	5,114	1,085,186,205.66	37.41	212,199.10	6.782	79.74	641
80.01 - 85.00	1,889	384,819,325.64	13.27	203,715.89	7.309	84.44	ʾ601
85.01 - 90.00	2,492	527,556,282.58	18.19	211,699.95	7.369	89.65	638
90.01 - 95.00	971	215,492,625.26	7.43	221,928.55	7.510	94.73	656
95.01 - 100.00	1,197	85,866,896.48	2.96	71,735.08	9.803	99.98	669
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

**DISTRIBUTION BY ORIGINAL LTV** [1]

(1)References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.


The Mortgage Loans (All Collateral)

DISTRIBUTION BY GROSS MARGIN							
Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
2.000 - 2.249	1	227,500.00	0.01	227,500.00	5.750	59.24	666
2.750 - 2.999	2	272,540.00	0.01	136,270.00	7.666	85.35	580
3.000 - 3.249	2	866,400.00	0.03	433,200.00	6.832	76.53	647
3.250 - 3.499	5	739,908.00	0.03	147,981.60	6.563	70.87	603
3.500 - 3.749	1	332,000.00	0.01	332,000.00	7.075	80.00	721
3.750 - 3.999	5	767,602.01	0.03	153,520.40	6.718	86.03	636
4.000 - 4.249	2	725,675.42	0.03	362,837.71	6.185	83.82	669
5.000 - 5.249	716	138,044,023.78	4.76	192,798.92	7.429	80.96	616
5.250 - 5.499	60	11,336,210.27	0.39	188,936.84	6.655	83.49	645
5.500 - 5.749	4,956	1,008,737,787.43	34.77	203,538.70	6.780	82.08	624
5.750 - 5.999	4,225	985,025,231.96	33.96	233,142.07	7.324	81.58	635
6.000 - 6.249	365	75,211,321.07	2.59	206,058.41	7.776	81.30	617
6.250 - 6.499	425	76,710,535.43	2.64	180,495.38	7.857	74.63	570
6.500 - 6.749	90	18,765,600.60	0.65	208,506.67	8.255	71.20	574
6.750 - 6.999	286	46,329,352.18	1.60	161,990.74	8.188	70.13	555
7.000 - 7.249	6	1,047,697.08	0.04	174,616.18	7.972	76.49	578
7.250 - 7.499	27	4,318,315.85	0.15	159,937.62	9.776	65.11	548
7.500 - 7.749	1	357,589.69	0.01	357,589.69	7.600	85.00	561
10.500 - 10.749	1	74,851.62	0.00	74,851.62	10.550	84.20	534
Total:	14,851	2,900,967,525.97	100.00	195,338.19	7.132	80.74	630



The Mortgage Loans (All Collateral)

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
4.500 - 4.999	7	2,548,659.33	0.09	364,094.19	4.990	74.40	667
5.000 - 5.499	207	57,796,287.45	1.99	279,209.12	5.323	76.84	654
5.500 - 5.999	918	256,892,491.69	8.86	279,839.32	5.800	78.21	653
6.000 - 6.499	1,381	334,758,223.95	11.54	242,402.77	6.253	79.57	642
6.500 - 6.999	2,226	533,973,806.37	18.41	239,880.42	6.742	80.73	635
7.000 - 7.499	1,547	330,599,256.83	11.40	213,703.46	7.238	81.59	626
7.500 - 7.999	1,958	393,238,646.55	13.56	200,836.90	7.737	82.84	612
8.000 - 8.499	1,056	185,991,334.58	6.41	176,128.16	8.220	83.50	602
8.500 - 8.999	1,009	161,510,891.48	5.57	160,070.26	8.720	84.36	590
9.000 - 9.499	444	57,586,639.55	1.99	129,699.64	9.222	84.19	584
9.500 - 9.999	283	37,756,069.84	1.30	133,413.67	9.710	81.93	567
10.000 - 10.499	71	8,538,840.94	0.29	120,265.37	10.201	77.76	549
10.500 - 10.999	38	4,848,940.11	0.17	127,603.69	10.671	74.47	539
11.000 - 11.499	18	2,111,106.11	0.07	117,283.67	11.169	71.36	533
11.500 - 11.999	12	1,514,947.60	0.05	126,245.63	11.584	69.76	509
12.000 - 12.499	1	224,000.00	0.01	224,000.00	12.250	70.00	529
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
11.500 - 11.999	9	3,055,979.33	0.11	339,553.26	5.124	75.33	664
12.000 - 12.499	210	58,354,887.45	2.01	277,880.42	5.332	76.84	654
12.500 - 12.999	925	257,659,684.74	8.88	278,551.01	5.805	78.23	653
13.000 - 13.499	1,386	335,630,423.95	11.57	242,157.59	6.257	79.60	642
13.500 - 13.999	2,237	535,850,632.23	18.47	239,539.84	6.748	80.72	635
14.000 - 14.499	1,547	330,752,670.17	11.40	213,802.63	7.242	81.57	625
14.500 - 14.999	1,944	391,000,794.88	13.48	201,132.10	7.739	82.87	612
15.000 - 15.499	1,048	184,407,121.23	6.36	175,960.99	8.220	83.52	602
15.500 - 15.999	1,005	160,849,169.98	5.54	160,048.93	8.721	84.39	590
16.000 - 16.499	445	57,806,639.55	1.99	129,902.56	9.227	84.17	584
16.500 - 16.999	281	37,504,304.11	1.29	133,467.27	9.711	81.86	567
17.000 - 17.499	70	8,318,840.94	0.29	118,840.58	10.196	77.70	550
17.500 - 17.999	39	4,992,394.25	0.17	128,010.11	10.695	74.34	538
18.000 - 18.499	18	2,111,106.11	0.07	117,283.67	11.169	71.36	533
18.500 - 18.999	11	1,371,493.46	0.05	124,681.22	11.593	69.73	510
19.000 - 19.499	1	224,000.00	0.01	224,000.00	12.250	70.00	529
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
1.000	60	10,035,492.39	0.35	167,258.21	7.735	81.49	607
1.500	11,116	2,359,854,650.00	81.35	212,293.51	7.153	81.19	625
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
1.000	60	10,035,492.39	0.35	167,258.21	7.735	81.49	607
1.500	11,116	2,359,854,650.00	81.35	212,293.51	7.153	81.19	625
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE							
Next Rate Adjustment Dates	**Number of Mortgage Loans**	**Aggregate Cut-off Date Principal Balance ($))**	**% of Mortgage Pool by Aggregate Cut-off Date Principal Balance**	**Avg. Cut-off Date Principal Balance ($)**	**Weighted Average Gross Interest Rate (%)**	**Weighted Average Original LTV (%)**	**Weighted Average FICO Score**
Fixed Rate Loans	3,675	531,077,383.57	18.31	144,510.85	7.028	78.74	655
November 2006	2	622,020.91	0.02	311,010.46	6.510	79.01	614
December 2006	2	858,257.98	0.03	429,128.99	6.079	81.40	758
February 2007	2	317,887.23	0.01	158,943.62	7.526	75.78	533
March 2007	30	6,121,847.89	0.21	204,061.60	7.295	84.36	607
April 2007	387	83,657,341.62	2.88	216,168.84	7.250	82.82	629
May 2007	2,196	501,735,042.56	17.30	228,476.80	7.225	80.74	622
June 2007	6,341	1,255,594,596.21	43.28	198,012.08	7.350	81.01	617
January 2008	1	133,980.79	0.00	133,980.79	8.150	84.87	697
March 2008	3	526,409.09	0.02	175,469.70	7.090	87.79	653
April 2008	109	28,553,532.00	0.98	261,959.01	6.392	84.45	707
May 2008	559	142,856,426.76	4.92	255,557.11	6.493	81.67	655
June 2008	762	167,201,744.24	5.76	219,424.86	6.765	81.67	635
April 2010	25	5,217,108.00	0.18	208,684.32	6.301	80.74	625
May 2010	348	83,787,673.95	2.89	240,769.18	6.448	81.69	638
June 2010	409	92,706,273.15	3.20	226,665.70	6.699	81.30	639
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
California	3,565	1,008,631,244.25	34.77	282,926.02	6.776	78.85	638
Florida	1,710	276,152,650.51	9.52	161,492.78	7.419	81.36	625
New York	601	172,920,633.05	5.96	287,721.52	6.842	79.80	643
New Jersey	549	134,009,049.54	4.62	244,096.63	7.209	81.28	628
Illinois	739	123,208,310.31	4.25	166,723.02	7.282	82.85	630
Massachusetts	416	97,918,362.42	3.38	235,380.68	6.885	78.72	634
Arizona	581	97,142,777.62	3.35	167,199.27	7.328	82.91	636
Texas	922	94,311,556.37	3.25	102,290.19	7.562	80.43	615
Maryland	385	87,911,332.20	3.03	228,341.12	7.102	80.46	614
Nevada	385	83,548,701.95	2.88	217,009.62	7.024	82.12	630
Washington	352	67,302,330.48	2.32	191,199.80	7.100	82.50	629
Hawaii	209	56,372,775.26	1.94	269,726.20	6.713	80.68	663
Colorado	287	47,039,260.34	1.62	163,899.86	7.095	83.36	631
Virginia	226	46,558,225.60	1.60	206,009.85	7.656	81.50	617
Michigan	365	45,299,714.98	1.56	124,108.81	7.823	82.48	609
Other	3,559	462,640,601.07	15.95	129,991.74	7.670	83.21	616
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Primary	13,315	2,635,409,926.52	90.85	197,927.90	7.072	80.44	626
Investment	1,190	190,593,312.83	6.57	160,162.45	7.823	84.43	671
Second Home	346	74,964,286.62	2.58	216,659.79	7.488	82.13	658
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Single Family Residence	11,252	2,155,400,061.48	74.30	191,557.06	7.138	80.48	627
Planned Unit Development	1,794	373,506,635.09	12.88	208,197.68	7.163	81.79	630
Condo	1,217	223,101,174.04	7.69	183,320.60	7.099	81.82	643
2-4 Family	588	148,959,655.35	5.13	253,332.75	7.007	80.33	661
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Refinance - Cashout	7,276	1,484,251,268.99	51.16	203,992.75	7.069	78.27	613
Purchase	6,076	1,144,751,072.68	39.46	188,405.38	7.263	83.95	653
Refinance - Rate Term	1,499	271,965,184.29	9.37	181,431.08	6.925	80.72	627
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Full Documentation	9,162	1,654,834,068.31	57.04	180,619.30	6.903	80.81	618
Stated Documentation	5,581	1,220,964,102.10	42.09	218,771.56	7.445	80.61	646
Limited Documentation	108	25,169,355.55	0.87	233,049.59	6.968	83.12	623
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**


The Mortgage Loans (All Collateral)

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
500 – 524	830	127,100,770.38	4.38	153,133.46	8.472	75.41	512
525 – 549	1,024	168,923,479.04	5.82	164,964.33	8.063	76.12	537
550 – 574	1,284	230,882,528.59	7.96	179,815.05	7.661	78.37	562
575 – 599	1,956	359,321,393.11	12.39	183,702.14	7.221	80.04	588
600 – 624	2,358	460,671,866.17	15.88	195,365.51	6.959	81.10	612
625 – 649	2,494	496,341,679.98	17.11	199,014.31	6.978	81.76	637
650 – 674	1,948	413,939,957.53	14.27	212,494.84	6.830	82.13	661
675 – 699	1,258	273,126,122.97	9.42	217,111.39	6.776	82.08	686
700 – 724	757	168,860,916.11	5.82	223,065.94	6.826	83.11	711
725 – 749	462	101,269,929.01	3.49	219,198.98	6.889	82.52	736
750 – 774	314	66,389,801.40	2.29	211,432.49	6.887	81.68	761
775 – 799	141	28,462,698.12	0.98	201,863.11	6.811	81.46	785
800 +	25	5,676,383.56	0.20	227,055.34	6.822	79.22	807
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0	4,579	875,978,633.89	30.20	191,303.48	7.486	81.80	634
12	492	118,078,945.22	4.07	239,997.86	7.110	79.85	642
24	6,484	1,260,141,278.90	43.44	194,346.28	7.197	81.09	616
36	3,296	646,768,667.96	22.29	196,228.36	6.528	78.79	650
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
1st Lien	13,781	2,835,114,191.38	97.73	205,726.30	7.060	80.30	629
2nd Lien	1,070	65,853,334.59	2.27	61,545.17	10.231	99.86	666
Total:	**14,851**	**2,900,967,525.97**	**100.00**	**195,338.19**	**7.132**	**80.74**	**630**



The Group I Mortgage Loans

Collateral Summary
Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$1,111,304,132.14
Number of Mortgage Loans:	6,808
Average Principal Balance:	$163,235.04
Weighted Average Current Mortgage Rate:	7.077%
Weighted Average Net Mortgage Rate:	6.567%
Weighted Average Credit Score:	625
Weighted Average Original LTV[2]:	79.78%
Weighted Average Stated Remaining Term:	356 months
Weighted Average Stated Original Term:	357 months
Non-Zero Weighted Average Months to Roll[1]:	26 months
Non-Zero Weighted Average Margin[1]:	5.694%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.498%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.498%
Non-Zero Weighted Average Maximum Rate[1]:	14.063%
Non-Zero Weighted Average Minimum Rate[1]:	7.068%

(1)   Includes adjustable-rate Mortgage Loans only.
(2)   References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.


The Group I Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
ARM - 2 Year/6 Month	3,383	548,734,925.19	49.38	162,203.64	7.269	79.40	608
ARM - 3 Year/6 Month	154	23,380,131.42	2.10	151,819.04	7.122	77.73	626
Interest Only - ARM - 2 Year/6 Month	877	181,979,840.30	16.38	207,502.67	6.884	81.16	631
Interest Only - ARM - 3 Year/6 Month	676	135,040,399.55	12.15	199,763.90	6.491	81.48	645
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
4.500 - 4.999	4	1,078,000.00	0.10	269,500.00	4.990	67.65	701
5.000 - 5.499	80	18,175,990.28	1.64	227,199.88	5.303	75.79	647
5.500 - 5.999	599	134,816,849.69	12.13	225,069.87	5.844	73.14	653
6.000 - 6.499	887	167,332,046.18	15.06	188,649.43	6.250	77.38	636
6.500 - 6.999	1,515	273,838,437.52	24.64	180,751.44	6.750	78.96	625
7.000 - 7.499	1,135	183,625,118.00	16.52	161,784.24	7.241	80.61	618
7.500 - 7.999	1,108	181,996,206.56	16.38	164,256.50	7.690	82.11	609
8.000 - 8.499	342	50,294,192.61	4.53	147,059.04	8.217	83.74	608
8.500 - 8.999	363	43,318,605.87	3.90	119,335.00	8.726	85.83	610
9.000 - 9.499	196	19,178,902.33	1.73	97,851.54	9.221	87.20	618
9.500 - 9.999	253	18,019,643.57	1.62	71,223.89	9.747	90.75	626
10.000 - 10.499	153	9,649,084.43	0.87	63,065.91	10.205	92.27	630
10.500 - 10.999	111	6,345,236.48	0.57	57,164.29	10.653	92.36	612
11.000 - 11.499	30	1,958,880.22	0.18	65,296.01	11.218	83.06	578
11.500 - 11.999	25	1,383,066.22	0.12	55,322.65	11.650	88.23	578
12.000 - 12.499	3	117,691.46	0.01	39,230.49	12.373	98.25	618
12.500 - 12.999	3	140,188.87	0.01	46,729.62	12.534	99.55	596
13.000 - 13.499	1	35,991.86	0.00	35,991.86	13.050	100.00	593
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**



The Group I Mortgage Loans

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	401	15,619,681.61	1.41	38,951.82	9.771	95.11	646
50,000.01 - 100,000.00	1,491	115,524,207.48	10.40	77,481.02	7.802	81.89	626
100,000.01 - 150,000.00	1,804	226,897,307.52	20.42	125,774.56	7.144	79.56	626
150,000.01 - 200,000.00	1,053	184,387,746.93	16.59	175,107.07	7.039	77.71	619
200,000.01 - 250,000.00	764	171,778,513.50	15.46	224,840.99	6.993	78.13	623
250,000.01 - 300,000.00	651	178,414,379.76	16.05	274,062.03	6.741	79.65	623
300,000.01 - 350,000.00	504	164,255,870.16	14.78	325,904.50	6.831	80.62	625
350,000.01 - 400,000.00	100	36,205,007.81	3.26	362,050.08	6.729	81.11	636
400,000.01 - 450,000.00	21	8,949,496.07	0.81	426,166.48	6.724	84.51	665
450,000.01 - 500,000.00	15	7,204,119.59	0.65	480,274.64	6.693	82.05	678
500,000.01 - 550,000.00	4	2,067,801.73	0.19	516,950.43	6.642	83.72	687
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Mortgage Pool by Aggregate Original Principal Balance	Avg. Original Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	400	15,569,712.17	1.40	38,924.28	9.776	95.24	646
50,000.01 - 100,000.00	1,492	115,574,176.92	10.40	77,462.59	7.802	81.88	626
100,000.01 - 150,000.00	1,803	226,747,317.70	20.40	125,761.13	7.143	79.55	626
150,000.01 - 200,000.00	1,054	184,537,736.75	16.61	175,083.24	7.040	77.72	620
200,000.01 - 250,000.00	763	171,528,567.46	15.43	224,808.08	6.994	78.13	623
250,000.01 - 300,000.00	652	178,664,325.80	16.08	274,025.04	6.741	79.65	623
300,000.01 - 350,000.00	503	163,905,940.40	14.75	325,856.74	6.827	80.62	625
350,000.01 - 400,000.00	101	36,554,937.56	3.29	361,930.07	6.750	81.14	636
400,000.01 - 450,000.00	21	8,949,496.07	0.81	426,166.48	6.724	84.51	665
450,000.01 - 500,000.00	15	7,204,119.59	0.65	480,274.64	6.693	82.05	678
500,000.01 - 550,000.00	4	2,067,801.73	0.19	516,950.43	6.642	83.72	687
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**



The Group I Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
AA	5,360	851,899,725.24	76.66	158,936.52	6.989	81.16	638
A-	352	57,531,219.84	5.18	163,440.97	7.477	74.36	575
A+	686	129,634,882.46	11.67	188,972.13	7.065	78.11	597
B	220	40,403,453.78	3.64	183,652.06	7.604	73.26	570
C	170	28,585,951.75	2.57	168,152.66	7.854	68.23	562
C-	20	3,248,899.07	0.29	162,444.95	9.995	62.48	545
Total:	6,808	1,111,304,132.14	100.00	163,235.04	7.077	79.78	625

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
109 - 120	4	325,877.58	0.03	81,469.40	6.536	70.01	650
169 - 180	95	11,122,764.74	1.00	117,081.73	7.023	71.20	637
229 - 240	98	11,717,327.45	1.05	119,564.57	6.952	72.89	649
289 - 300	2	316,883.82	0.03	158,441.91	6.681	65.00	655
349 - 360	6,609	1,087,821,278.56	97.89	164,596.96	7.079	79.95	625
Total:	6,808	1,111,304,132.14	100.00	163,235.04	7.077	79.78	625

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
120	4	325,877.58	0.03	81,469.40	6.536	70.01	650
180	95	11,122,764.74	1.00	117,081.73	7.023	71.20	637
240	98	11,717,327.45	1.05	119,564.57	6.952	72.89	649
300	2	316,883.82	0.03	158,441.91	6.681	65.00	655
360	6,609	1,087,821,278.56	97.89	164,596.96	7.079	79.95	625
Total:	6,808	1,111,304,132.14	100.00	163,235.04	7.077	79.78	625


The Group I Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV [1]

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
<= 30.00	33	3,326,836.68	0.30	100,813.23	6.947	23.29	621
30.01 - 35.00	19	2,206,420.50	0.20	116,127.39	6.707	32.75	615
35.01 - 40.00	25	3,603,837.33	0.32	144,153.49	6.712	37.85	620
40.01 - 45.00	44	7,219,952.40	0.65	164,089.83	6.657	42.89	626
45.01 - 50.00	73	12,067,539.94	1.09	165,308.77	6.746	48.37	616
50.01 - 55.00	141	23,512,324.09	2.12	166,754.07	6.748	52.88	600
55.01 - 60.00	175	31,341,420.09	2.82	179,093.83	6.659	58.05	614
60.01 - 65.00	303	55,304,508.97	4.98	182,523.13	6.772	63.11	603
65.01 - 70.00	378	71,686,326.34	6.45	189,646.37	6.799	68.46	604
70.01 - 75.00	544	102,425,879.77	9.22	188,282.87	6.968	73.99	600
75.01 - 80.00	2,056	325,181,300.66	29.26	158,162.11	6.857	79.60	629
80.01 - 85.00	730	142,450,008.46	12.82	195,137.00	7.017	84.27	608
85.01 - 90.00	1,055	193,171,184.42	17.38	183,100.65	7.145	89.57	641
90.01 - 95.00	577	100,648,103.97	9.06	174,433.46	7.607	94.72	655
95.01 - 100.00	655	37,158,488.52	3.34	56,730.52	9.552	99.96	665
Total:	6,808	1,111,304,132.14	100.00	163,235.04	7.077	79.78	625

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

DISTRIBUTION BY GROSS MARGIN

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
2.000 - 2.249	1	227,500.00	0.02	227,500.00	5.750	59.24	666
3.000 - 3.249	1	356,400.00	0.03	356,400.00	7.200	90.00	682
3.250 - 3.499	4	625,908.00	0.06	156,477.00	6.611	66.90	596
3.750 - 3.999	1	147,920.00	0.01	147,920.00	6.350	80.00	687
4.000 - 4.249	1	164,881.49	0.01	164,881.49	7.663	73.66	557
5.000 - 5.249	329	53,488,984.30	4.81	162,580.50	7.069	78.98	620
5.250 - 5.499	34	5,215,853.62	0.47	153,407.46	6.807	83.53	639
5.500 - 5.749	2,518	421,606,216.30	37.94	167,436.94	6.809	81.61	621
5.750 - 5.999	1,645	309,717,697.22	27.87	188,278.24	7.213	79.84	626
6.000 - 6.249	194	32,347,639.01	2.91	166,740.41	7.597	80.95	620
6.250 - 6.499	172	32,005,084.30	2.88	186,076.07	7.593	72.43	570
6.500 - 6.749	47	9,539,577.07	0.86	202,969.72	7.977	72.02	590
6.750 - 6.999	124	20,611,652.63	1.85	166,223.01	7.850	68.91	560
7.000 - 7.249	4	598,000.00	0.05	149,500.00	8.498	76.83	560
7.250 - 7.499	14	2,124,392.82	0.19	151,742.34	9.905	63.83	549
7.500 - 7.749	1	357,589.69	0.03	357,589.69	7.600	85.00	561
Total:	6,808	1,111,304,132.14	100.00	163,235.04	7.077	79.78	625


The Group I Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
4.500 - 4.999	4	1,078,000.00	0.10	269,500.00	4.990	67.65	701
5.000 - 5.499	80	18,175,990.28	1.64	227,199.88	5.303	75.79	647
5.500 - 5.999	377	82,979,016.93	7.47	220,103.49	5.814	74.84	640
6.000 - 6.499	681	125,268,430.31	11.27	183,947.77	6.253	78.10	629
6.500 - 6.999	1,258	229,214,112.59	20.63	182,205.18	6.754	79.46	622
7.000 - 7.499	985	162,095,865.20	14.59	164,564.33	7.242	80.60	616
7.500 - 7.999	979	164,413,751.39	14.79	167,940.50	7.688	82.21	608
8.000 - 8.499	264	42,261,818.18	3.80	160,082.64	8.216	84.22	608
8.500 - 8.999	237	34,313,705.58	3.09	144,783.57	8.729	85.54	605
9.000 - 9.499	97	12,830,897.53	1.15	132,277.29	9.227	84.51	598
9.500 - 9.999	74	9,739,352.39	0.88	131,612.87	9.711	85.00	600
10.000 - 10.499	29	3,883,264.65	0.35	133,905.68	10.176	82.35	572
10.500 - 10.999	12	1,618,785.70	0.15	134,898.81	10.686	71.54	547
11.000 - 11.499	10	916,955.73	0.08	91,695.57	11.228	66.07	519
11.500 - 11.999	3	345,350.00	0.03	115,116.67	11.615	61.55	508
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
11.500 - 11.999	5	1,255,600.00	0.11	251,120.00	5.105	69.39	689
12.000 - 12.499	82	18,568,990.28	1.67	226,451.10	5.324	75.80	646
12.500 - 12.999	384	83,901,769.98	7.55	218,494.19	5.827	74.95	640
13.000 - 13.499	687	126,306,230.31	11.37	183,851.86	6.264	78.19	629
13.500 - 13.999	1,256	228,970,259.54	20.60	182,301.16	6.757	79.44	622
14.000 - 14.499	977	160,665,065.20	14.46	164,447.35	7.241	80.56	616
14.500 - 14.999	973	163,557,251.39	14.72	168,095.84	7.688	82.22	607
15.000 - 15.499	264	42,261,818.18	3.80	160,082.64	8.216	84.22	608
15.500 - 15.999	238	34,388,705.58	3.09	144,490.36	8.730	85.57	606
16.000 - 16.499	97	12,830,897.53	1.15	132,277.29	9.227	84.51	598
16.500 - 16.999	73	9,664,352.39	0.87	132,388.39	9.713	84.88	600
17.000 - 17.499	29	3,883,264.65	0.35	133,905.68	10.176	82.35	572
17.500 - 17.999	12	1,618,785.70	0.15	134,898.81	10.686	71.54	547
18.000 - 18.499	10	916,955.73	0.08	91,695.57	11.228	66.07	519
18.500 - 18.999	3	345,350.00	0.03	115,116.67	11.615	61.55	508
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**



The Group I Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
1.000	26	4,033,253.05	0.36	155,125.12	7.102	83.19	630
1.500	5,064	885,102,043.41	79.65	174,783.18	7.068	80.02	619
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
1.000	26	4,033,253.05	0.36	155,125.12	7.102	83.19	630
1.500	5,064	885,102,043.41	79.65	174,783.18	7.068	80.02	619
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**


The Group I Mortgage Loans

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE

Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,718	222,168,835.69	19.99	129,318.30	7.113	78.75	649
November, 2006	1	121,592.91	0.01	121,592.91	8.650	74.91	502
December, 2006	1	122,949.50	0.01	122,949.50	8.050	89.76	712
February, 2007	1	199,370.24	0.02	199,370.24	7.250	80.00	507
March, 2007	8	1,410,730.13	0.13	176,341.27	6.864	81.79	613
April, 2007	200	37,330,173.86	3.36	186,650.87	7.087	82.68	637
May, 2007	1,004	186,994,214.23	16.83	186,249.22	7.153	79.96	619
June, 2007	3,045	504,535,734.60	45.40	165,693.18	7.186	79.58	611
March, 2008	3	526,409.09	0.05	175,469.70	7.090	87.79	653
April, 2008	52	11,088,498.41	1.00	213,240.35	6.473	83.98	702
May, 2008	320	66,211,132.07	5.96	206,909.79	6.430	80.90	647
June, 2008	455	80,594,491.40	7.25	177,130.75	6.722	80.48	629
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**


The Group I Mortgage Loans

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
California	1,634	359,926,123.34	32.39	220,273.03	6.859	74.70	617
Florida	826	116,980,966.60	10.53	141,623.45	7.221	81.74	632
Illinois	399	56,991,830.44	5.13	142,836.67	7.171	82.67	628
New York	206	52,148,020.26	4.69	253,145.73	6.635	78.17	634
New Jersey	231	49,088,598.31	4.42	212,504.75	6.954	81.46	636
Arizona	331	47,281,046.50	4.25	142,843.04	7.238	84.36	639
Texas	377	36,577,543.11	3.29	97,022.66	7.618	81.29	615
Maryland	177	35,230,671.32	3.17	199,043.34	7.016	79.36	612
Massachusetts	167	35,127,550.16	3.16	210,344.61	6.796	79.26	624
Nevada	181	32,986,161.66	2.97	182,243.99	7.026	82.78	629
Colorado	153	20,901,948.66	1.88	136,614.04	7.015	83.16	638
Washington	146	20,290,859.75	1.83	138,978.49	7.188	83.20	629
Hawaii	86	19,325,745.11	1.74	224,717.97	6.749	82.01	653
Ohio	165	17,778,246.31	1.60	107,746.95	7.933	89.04	628
Michigan	148	17,270,967.27	1.55	116,695.72	7.519	83.97	618
Other	1,581	193,397,853.34	17.40	122,326.28	7.356	83.28	626
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Primary	5,993	975,505,911.70	87.78	162,774.22	7.017	79.17	618
Investment	622	100,573,803.24	9.05	161,694.22	7.537	84.33	674
Second Home	193	35,224,417.21	3.17	182,509.93	7.433	83.61	673
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**


The Group I Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Single Family Residence	5,165	831,772,705.72	74.85	161,040.21	7.090	79.48	621
Planned Unit Development	796	129,030,590.42	11.61	162,098.73	7.110	81.57	629
Condo	578	86,037,365.39	7.74	148,853.57	7.074	80.92	639
2-4 Family	269	64,463,470.61	5.80	239,641.15	6.851	78.44	656
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Refinance - Cashout	3,904	745,718,947.88	67.10	191,014.07	6.956	77.68	615
Purchase	2,046	221,641,785.04	19.94	108,329.32	7.599	85.75	660
Refinance - Rate Term	858	143,943,399.22	12.95	167,766.20	6.898	81.44	625
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Full Documentation	4,606	721,368,322.77	64.91	156,614.92	6.922	80.45	615
Stated Documentation	2,151	381,749,957.87	34.35	177,475.57	7.368	78.47	643
Limited Documentation	51	8,185,851.50	0.74	160,506.89	7.115	81.87	620
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**



New Century Home Equity Loan Trust 2005-3
$1,928,294,000 (approximate)

The Group I Mortgage Loans

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
500 - 524	275	42,990,171.47	3.87	156,327.90	8.091	72.79	513
525 - 549	402	68,979,726.97	6.21	171,591.36	7.627	73.57	537
550 - 574	551	97,339,263.22	8.76	176,659.28	7.303	75.91	562
575 - 599	979	160,843,330.27	14.47	164,293.49	7.088	78.23	588
600 - 624	1,208	201,728,730.19	18.15	166,993.98	6.933	80.30	612
625 - 649	1,190	188,437,215.18	16.96	158,350.60	6.932	81.25	637
650 - 674	919	142,390,612.44	12.81	154,940.82	6.910	81.73	661
675 - 699	558	87,609,356.59	7.88	157,006.02	6.928	82.88	686
700 - 724	345	59,626,173.18	5.37	172,829.49	6.924	83.69	711
725 - 749	192	31,965,629.14	2.88	166,487.65	6.960	83.50	736
750 - 774	126	19,273,733.06	1.73	152,966.14	7.151	83.23	761
775 - 799	54	8,259,817.71	0.74	152,959.59	6.998	79.98	785
800 +	9	1,860,372.72	0.17	206,708.08	7.110	80.40	810
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0	1,874	295,513,988.41	26.59	157,691.56	7.337	81.78	632
12	202	43,833,544.71	3.94	216,997.75	7.023	80.34	638
24	3,262	528,933,443.22	47.60	162,150.04	7.130	79.65	611
36	1,470	243,023,155.81	21.87	165,321.87	6.656	77.52	646
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
1st Lien	6,262	1,086,329,752.19	97.75	173,479.68	7.009	79.32	624
2nd Lien	546	24,974,379.95	2.25	45,740.62	10.044	99.83	664
Total:	**6,808**	**1,111,304,132.14**	**100.00**	**163,235.04**	**7.077**	**79.78**	**625**


The Group II Mortgage Loans

Collateral Summary
Statistics for the Mortgage Loans listed below are based on the Cut-off Date scheduled balances.

Aggregate Principal Balance:	$1,789,663,393.82
Number of Mortgage Loans:	8,043
Average Principal Balance:	$222,511.92
Weighted Average Current Mortgage Rate:	7.166%
Weighted Average Net Mortgage Rate:	6.656%
Weighted Average Credit Score:	633
Weighted Average Original LTV[2]:	81.34%
Weighted Average Stated Remaining Term:	357 months
Weighted Average Stated Original Term:	357 months
Non-Zero Weighted Average Months to Roll[1]:	29 months
Non-Zero Weighted Average Margin[1]:	5.701%
Non-Zero Weighted Average Initial Rate Cap[1]:	1.498%
Non-Zero Weighted Average Periodic Rate Cap[1]:	1.498%
Non-Zero Weighted Average Maximum Rate[1]:	14.203%
Non-Zero Weighted Average Minimum Rate[1]:	7.207%

(1) Includes adjustable-rate Mortgage Loans only.
(2) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.



The Group II Mortgage Loans

DISTRIBUTION BY PRODUCT TYPE

Product Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
ARM - 2 Year/6 Month	3,562	713,200,984.87	39.85	200,224.87	7.758	81.31	606
ARM - 3 Year/6 Month	160	32,509,776.34	1.82	203,186.10	7.489	81.95	629
ARM - 5 Year/6 Month	110	21,480,877.85	1.20	195,280.71	6.846	78.58	635
Interest Only - ARM - 2 Year/6	1,138	404,991,244.05	22.63	355,879.83	6.771	82.69	650
Interest Only - ARM - 3 Year/6	444	148,341,785.58	8.29	334,103.12	6.468	82.97	663
Interest Only - ARM - 5 Year/6	672	160,230,177.25	8.95	238,437.76	6.535	81.85	639
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY GROSS MORTGAGE RATE

Range of Gross Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
4.500 - 4.999	3	1,470,659.33	0.08	490,219.78	4.990	79.35	642
5.000 - 5.499	128	39,756,145.50	2.22	310,594.89	5.332	77.25	658
5.500 - 5.999	953	278,052,226.83	15.54	291,765.19	5.816	76.99	668
6.000 - 6.499	1,017	271,968,701.13	15.20	267,422.52	6.243	79.37	653
6.500 - 6.999	1,259	358,725,968.05	20.04	284,929.28	6.733	81.22	645
7.000 - 7.499	697	186,798,819.04	10.44	268,004.04	7.235	82.25	636
7.500 - 7.999	1,110	246,172,589.67	13.76	221,777.11	7.769	83.00	614
8.000 - 8.499	862	149,998,318.59	8.38	174,011.97	8.221	83.18	600
8.500 - 8.999	852	134,317,482.38	7.51	157,649.63	8.718	84.38	589
9.000 - 9.499	409	49,920,111.65	2.79	122,054.06	9.220	85.00	588
9.500 - 9.999	300	36,499,859.47	2.04	121,666.20	9.733	84.62	583
10.000 - 10.499	110	11,010,215.61	0.62	100,092.87	10.219	88.49	624
10.500 - 10.999	138	11,054,240.89	0.62	80,103.19	10.739	92.68	608
11.000 - 11.499	112	7,609,781.37	0.43	67,944.48	11.202	96.10	617
11.500 - 11.999	70	4,950,201.32	0.28	70,717.16	11.607	93.28	593
12.000 - 12.499	19	1,124,793.91	0.06	59,199.68	12.261	94.03	602
12.500 - 12.999	4	233,279.08	0.01	58,319.77	12.793	100.00	631
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**


The Group II Mortgage Loans

DISTRIBUTION BY CUT-OFF DATE PRINCIPAL BALANCE

Range of Cut-off Date Principal Balances ($)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	229	9,699,346.34	0.54	42,355.22	9.626	81.26	603
50,000.01 - 100,000.00	1,715	128,975,451.36	7.21	75,204.34	8.427	81.18	607
100,000.01 - 150,000.00	1,258	154,580,809.17	8.64	122,878.23	7.976	81.32	609
150,000.01 - 200,000.00	1,226	213,214,615.38	11.91	173,910.78	7.404	80.41	623
200,000.01 - 250,000.00	810	181,533,988.19	10.14	224,116.03	7.197	80.64	629
250,000.01 - 300,000.00	657	179,646,988.23	10.04	273,435.29	6.992	80.94	635
300,000.01 - 350,000.00	445	144,197,232.63	8.06	324,038.73	6.940	81.98	641
350,000.01 - 400,000.00	579	217,923,916.87	12.18	376,379.82	6.801	81.79	637
400,000.01 - 450,000.00	400	169,976,453.93	9.50	424,941.13	6.789	82.62	644
450,000.01 - 500,000.00	326	156,031,137.00	8.72	478,623.12	6.816	81.83	645
500,000.01 - 550,000.00	166	87,568,769.04	4.89	527,522.71	6.765	82.12	648
550,000.01 - 600,000.00	120	69,276,980.22	3.87	577,308.17	6.698	81.36	653
600,000.01 - 650,000.00	39	24,493,435.27	1.37	628,036.80	6.701	77.90	651
650,000.01 - 700,000.00	34	23,075,271.29	1.29	678,684.45	6.620	82.60	662
700,000.01 - 750,000.00	27	19,766,491.45	1.10	732,092.28	6.672	80.77	656
750,000.01 - 800,000.00	8	6,241,653.21	0.35	780,206.65	6.798	77.09	684
800,000.01 >=	4	3,460,854.27	0.19	865,213.57	6.358	71.32	656
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY ORIGINAL PRINCIPAL BALANCE

Range of Original Principal Balances ($)	Number of Mortgage Loans	Aggregate Original Principal Balance ($)	% of Mortgage Pool by Aggregate Original Principal Balance	Avg. Original Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0.01 - 50,000.00	227	9,599,435.04	0.54	42,288.26	9.636	81.26	604
50,000.01 - 100,000.00	1,717	129,075,362.66	7.21	75,174.93	8.427	81.18	607
100,000.01 - 150,000.00	1,257	154,430,866.29	8.63	122,856.70	7.975	81.31	609
150,000.01 - 200,000.00	1,227	213,364,558.26	11.92	173,891.25	7.405	80.42	623
200,000.01 - 250,000.00	810	181,533,988.19	10.14	224,116.03	7.197	80.64	629
250,000.01 - 300,000.00	657	179,646,988.23	10.04	273,435.29	6.992	80.94	635
300,000.01 - 350,000.00	444	143,847,435.30	8.04	323,980.71	6.938	81.97	641
350,000.01 - 400,000.00	580	218,273,714.19	12.20	376,333.99	6.802	81.80	637
400,000.01 - 450,000.00	400	169,976,453.93	9.50	424,941.13	6.789	82.62	644
450,000.01 - 500,000.00	326	156,031,137.00	8.72	478,623.12	6.816	81.83	645
500,000.01 - 550,000.00	166	87,568,769.04	4.89	527,522.71	6.765	82.12	648
550,000.01 - 600,000.00	120	69,276,980.22	3.87	577,308.17	6.698	81.36	653
600,000.01 - 650,000.00	39	24,493,435.27	1.37	628,036.80	6.701	77.90	651
650,000.01 - 700,000.00	34	23,075,271.29	1.29	678,684.45	6.620	82.60	662
700,000.01 - 750,000.00	27	19,766,491.45	1.10	732,092.28	6.672	80.77	656
750,000.01 - 800,000.00	8	6,241,653.21	0.35	780,206.65	6.798	77.09	684
800,000.01 >=	4	3,460,854.27	0.19	865,213.57	6.358	71.32	656
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**


The Group II Mortgage Loans

DISTRIBUTION BY CREDIT GRADE

Credit Grade	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
AA	6,323	1,465,396,809.37	81.88	231,756.57	7.016	82.15	646
A-	463	82,567,689.11	4.61	178,331.94	7.918	76.88	564
A+	708	153,520,136.94	8.58	216,836.35	7.476	81.35	598
B	297	49,971,878.46	2.79	168,255.48	8.194	74.90	558
C	236	35,366,858.18	1.98	149,859.57	8.597	68.78	550
C-	16	2,840,021.76	0.16	177,501.36	10.068	63.89	549
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY REMAINING TERM TO MATURITY

Range of Stated Remaining Terms (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
109 – 120	23	2,114,650.52	0.12	91,941.33	6.561	62.09	639
169 - 180	141	13,705,739.91	0.77	97,203.83	6.729	68.81	643
229 - 240	141	15,694,993.72	0.88	111,312.01	6.743	71.66	647
289 - 300	8	881,844.56	0.05	110,230.57	6.817	74.58	623
349 - 360	7,730	1,757,266,165.11	98.19	227,330.68	7.174	81.55	633
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY ORIGINAL TERM TO MATURITY

Stated Original Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
120	23	2,114,650.52	0.12	91,941.33	6.561	62.09	639
180	141	13,705,739.91	0.77	97,203.83	6.729	68.81	643
240	141	15,694,993.72	0.88	111,312.01	6.743	71.66	647
300	8	881,844.56	0.05	110,230.57	6.817	74.58	623
360	7,730	1,757,266,165.11	98.19	227,330.68	7.174	81.55	633
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**



The Group II Mortgage Loans

DISTRIBUTION BY ORIGINAL LTV [1]

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
<= 30.00	36	2,998,313.22	0.17	83,286.48	7.220	23.27	607
30.01 - 35.00	31	3,945,708.26	0.22	127,280.91	6.814	32.83	637
35.01 - 40.00	51	6,647,384.56	0.37	130,340.87	6.662	38.01	637
40.01 - 45.00	58	6,620,424.29	0.37	114,145.25	6.970	42.49	611
45.01 - 50.00	87	15,654,538.24	0.87	179,937.22	6.810	47.40	624
50.01 - 55.00	68	11,006,002.38	0.61	161,852.98	6.862	52.77	622
55.01 - 60.00	125	29,014,463.95	1.62	232,115.71	6.719	57.99	621
60.01 - 65.00	217	44,275,539.08	2.47	204,034.74	6.820	63.41	617
65.01 - 70.00	331	71,291,656.54	3.98	215,382.65	7.091	68.77	613
70.01 - 75.00	449	97,897,113.71	5.47	218,033.66	7.260	73.95	602
75.01 - 80.00	3,058	760,004,905.00	42.47	248,530.05	6.750	79.81	646
80.01 - 85.00	1,159	242,369,317.19	13.54	209,119.34	7.481	84.54	597
85.01 - 90.00	1,437	334,385,098.16	18.68	232,696.66	7.498	89.69	637
90.01 - 95.00	394	114,844,521.29	6.42	291,483.56	7.425	94.75	657
95.01 - 100.00	542	48,708,407.95	2.72	89,867.91	9.994	99.99	672
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

(1) References to loan-to-value ratios are references to combined loan-to-value ratios with respect to second lien mortgage loans.

DISTRIBUTION BY GROSS MARGIN

Range of Gross Margins (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
2.750 - 2.999	2	272,540.00	0.02	136,270.00	7.666	85.35	580
3.000 - 3.249	1	510,000.00	0.03	510,000.00	6.575	67.11	622
3.250 - 3.499	1	114,000.00	0.01	114,000.00	6.300	92.68	645
3.500 - 3.749	1	332,000.00	0.02	332,000.00	7.075	80.00	721
3.750 - 3.999	4	619,682.01	0.03	154,920.50	6.806	87.47	624
4.000 - 4.249	1	560,793.93	0.03	560,793.93	5.750	86.81	702
5.000 - 5.249	387	84,555,039.48	4.72	218,488.47	7.657	82.21	614
5.250 - 5.499	26	6,120,356.65	0.34	235,398.33	6.525	83.47	651
5.500 - 5.749	2,438	587,131,571.12	32.81	240,825.09	6.759	82.43	626
5.750 - 5.999	2,580	675,307,534.75	37.73	261,747.11	7.375	82.38	640
6.000 - 6.249	171	42,863,682.06	2.40	250,664.81	7.910	81.56	615
6.250 - 6.499	253	44,705,451.12	2.50	176,701.39	8.046	76.20	569
6.500 - 6.749	43	9,226,023.53	0.52	214,558.69	8.542	70.36	558
6.750 - 6.999	162	25,717,699.55	1.44	158,751.23	8.458	71.10	552
7.000 - 7.249	2	449,697.08	0.03	224,848.54	7.272	76.03	601
7.250 - 7.499	13	2,193,923.04	0.12	168,763.31	9.650	66.34	547
10.500 - 10.749	1	74,851.62	0.00	74,851.62	10.550	84.20	534
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**


The Group II Mortgage Loans

DISTRIBUTION BY MINIMUM MORTGAGE RATE

Range of Minimum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
4.500 - 4.999	3	1,470,659.33	0.08	490,219.78	4.990	79.35	642
5.000 - 5.499	127	39,620,297.18	2.21	311,970.84	5.332	77.32	658
5.500 - 5.999	541	173,913,474.76	9.72	321,466.68	5.793	79.82	659
6.000 - 6.499	700	209,489,793.64	11.71	299,271.13	6.253	80.45	650
6.500 - 6.999	968	304,759,693.79	17.03	314,834.39	6.733	81.69	645
7.000 - 7.499	562	168,503,391.63	9.42	299,828.10	7.234	82.54	635
7.500 - 7.999	979	228,824,895.16	12.79	233,733.29	7.773	83.30	615
8.000 - 8.499	792	143,729,516.40	8.03	181,476.66	8.221	83.29	600
8.500 - 8.999	772	127,197,185.90	7.11	164,763.19	8.717	84.04	585
9.000 - 9.499	347	44,755,742.03	2.50	128,979.08	9.221	84.10	581
9.500 - 9.999	209	28,016,717.45	1.57	134,051.28	9.710	80.87	556
10.000 - 10.499	42	4,655,576.29	0.26	110,847.05	10.222	73.93	530
10.500 - 10.999	26	3,230,154.41	0.18	124,236.71	10.664	75.94	536
11.000 - 11.499	8	1,194,150.39	0.07	149,268.80	11.123	75.42	543
11.500 - 11.999	9	1,169,597.60	0.07	129,955.29	11.575	72.18	510
12.000 - 12.499	1	224,000.00	0.01	224,000.00	12.250	70.00	529
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY MAXIMUM MORTGAGE RATE

Range of Maximum Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
11.500 - 11.999	4	1,800,379.33	0.10	450,094.83	5.138	79.47	647
12.000 - 12.499	128	39,785,897.18	2.22	310,827.32	5.336	77.33	658
12.500 - 12.999	541	173,757,914.76	9.71	321,179.14	5.794	79.82	659
13.000 - 13.499	699	209,324,193.64	11.70	299,462.37	6.253	80.45	650
13.500 - 13.999	981	306,880,372.69	17.15	312,824.03	6.742	81.67	645
14.000 - 14.499	570	170,087,604.97	9.50	298,399.31	7.243	82.54	634
14.500 - 14.999	971	227,443,543.49	12.71	234,236.40	7.776	83.34	614
15.000 - 15.499	784	142,145,303.06	7.94	181,307.78	8.221	83.30	600
15.500 - 15.999	767	126,460,464.39	7.07	164,876.75	8.718	84.07	586
16.000 - 16.499	348	44,975,742.03	2.51	129,240.64	9.227	84.08	580
16.500 - 16.999	208	27,839,951.73	1.56	133,845.92	9.710	80.81	555
17.000 - 17.499	41	4,435,576.29	0.25	108,184.79	10.213	73.63	531
17.500 - 17.999	27	3,373,608.55	0.19	124,948.46	10.699	75.69	534
18.000 - 18.499	8	1,194,150.39	0.07	149,268.80	11.123	75.42	543
18.500 - 18.999	8	1,026,143.46	0.06	128,267.93	11.585	72.49	511
19.000 - 19.499	1	224,000.00	0.01	224,000.00	12.250	70.00	529
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**



The Group II Mortgage Loans

DISTRIBUTION BY INITIAL PERIODIC CAP

Initial Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
1.000	34	6,002,239.34	0.34	176,536.45	8.160	80.34	591
1.500	6,052	1,474,752,606.59	82.40	243,680.21	7.204	81.89	628
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY SUBSEQUENT PERIODIC CAP

Subsequent Periodic Cap (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
1.000	34	6,002,239.34	0.34	176,536.45	8.160	80.34	591
1.500	6,052	1,474,752,606.59	82.40	243,680.21	7.204	81.89	628
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**



The Group II Mortgage Loans

DISTRIBUTION BY NEXT RATE ADJUSTMENT DATE							
Next Rate Adjustment Dates	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Fixed Rate Loans	1,957	308,908,547.89	17.26	157,848.01	6.966	78.74	660
November, 2006	1	500,428.00	0.03	500,428.00	5.990	80.00	641
December, 2006	1	735,308.48	0.04	735,308.48	5.750	80.00	766
February, 2007	1	118,516.99	0.01	118,516.99	7.990	68.69	578
March, 2007	22	4,711,117.76	0.26	214,141.72	7.424	85.13	605
April, 2007	187	46,327,167.75	2.59	247,738.86	7.381	82.94	623
May, 2007	1,192	314,740,828.33	17.59	264,044.32	7.267	81.21	624
June, 2007	3,296	751,058,861.61	41.97	227,869.80	7.460	81.98	621
January, 2008	1	133,980.79	0.01	133,980.79	8.150	84.87	697
April, 2008	57	17,465,033.59	0.98	306,404.10	6.341	84.75	711
May, 2008	239	76,645,294.69	4.28	320,691.61	6.547	82.34	662
June, 2008	307	86,607,252.84	4.84	282,108.32	6.804	82.78	641
April, 2010	25	5,217,108.00	0.29	208,684.32	6.301	80.74	625
May, 2010	348	83,787,673.95	4.68	240,769.18	6.448	81.69	638
June, 2010	409	92,706,273.15	5.18	226,665.70	6.699	81.30	639
Total:	8,043	1,789,663,393.82	100.00	222,511.92	7.166	81.34	633


The Group II Mortgage Loans

DISTRIBUTION BY STATE

Geographic Distribution of Mortgaged Properties	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
California	1,931	648,705,120.91	36.25	335,942.58	6.729	81.16	649
Florida	884	159,171,683.91	8.89	180,058.47	7.564	81.09	619
New York	395	120,772,612.79	6.75	305,753.45	6.932	80.50	648
New Jersey	318	84,920,451.22	4.75	267,045.44	7.357	81.18	624
Illinois	340	66,216,479.87	3.70	194,754.35	7.377	83.00	633
Massachusetts	249	62,790,812.26	3.51	252,171.94	6.935	78.42	640
Texas	545	57,734,013.26	3.23	105,933.97	7.527	79.89	616
Maryland	208	52,680,660.88	2.94	253,272.41	7.159	81.20	615
Nevada	204	50,562,540.30	2.83	247,855.59	7.022	81.69	630
Arizona	250	49,861,731.12	2.79	199,446.92	7.413	81.53	633
Washington	206	47,011,470.73	2.63	228,211.02	7.063	82.20	629
Hawaii	123	37,047,030.14	2.07	301,195.37	6.694	79.98	668
Virginia	149	32,804,809.54	1.83	220,166.51	7.819	81.67	617
Georgia	183	30,308,123.22	1.69	165,618.16	8.124	84.59	619
Michigan	217	28,028,747.72	1.57	129,164.74	8.010	81.57	603
Other	1,841	261,047,105.94	14.59	141,796.36	7.759	82.53	609
Total:	8,043	1,789,663,393.82	100.00	222,511.92	7.166	81.34	633

DISTRIBUTION BY OCCUPANCY TYPE

Occupancy	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Primary	7,322	1,659,904,014.82	92.75	226,700.90	7.104	81.18	631
Investment	568	90,019,509.59	5.03	158,485.05	8.141	84.55	668
Second Home	153	39,739,869.41	2.22	259,737.71	7.537	80.82	644
Total:	8,043	1,789,663,393.82	100.00	222,511.92	7.166	81.34	633



The Group II Mortgage Loans

DISTRIBUTION BY PROPERTY TYPE

Property Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Single Family Residence	6,087	1,323,627,355.76	73.96	217,451.51	7.169	81.10	631
Planned Unit Development	998	244,476,044.68	13.66	244,965.98	7.191	81.91	631
Condo	639	137,063,808.65	7.66	214,497.35	7.115	82.39	646
2-4 Family	319	84,496,184.74	4.72	264,878.32	7.126	81.77	665
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY LOAN PURPOSE

Loan Purpose	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Purchase	4,030	923,109,287.64	51.58	229,059.38	7.182	83.52	651
Refinance - Cashout	3,372	738,532,321.11	41.27	219,019.08	7.182	78.87	612
Refinance - Rate Term	641	128,021,785.07	7.15	199,721.97	6.954	79.92	630
0Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY DOCUMENTATION TYPE

Documentation Type	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
Full Documentation	4,556	933,465,745.54	52.16	204,887.13	6.888	81.08	621
Stated Documentation	3,430	839,214,144.23	46.89	244,668.85	7.480	81.58	648
Limited Documentation	57	16,983,504.05	0.95	297,956.21	6.897	83.73	625
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**



The Group II Mortgage Loans

DISTRIBUTION BY CREDIT SCORE

Range of Credit Scores	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
500 - 524	555	84,110,598.92	4.70	151,550.63	8.666	76.75	512
525 - 549	622	99,943,752.06	5.58	160,681.27	8.364	77.88	537
550 - 574	733	133,543,265.37	7.46	182,187.27	7.922	80.17	562
575 - 599	977	198,478,062.84	11.09	203,150.52	7.329	81.50	588
600 - 624	1,150	258,943,135.98	14.47	225,167.94	6.980	81.72	612
625 - 649	1,304	307,904,464.80	17.20	236,123.06	7.006	82.07	637
650 - 674	1,029	271,549,345.09	15.17	263,896.35	6.787	82.34	661
675 - 699	700	185,516,766.38	10.37	265,023.95	6.704	81.71	686
700 - 724	412	109,234,742.93	6.10	265,132.87	6.772	82.79	711
725 - 749	270	69,304,299.86	3.87	256,682.59	6.855	82.07	736
750 - 774	188	47,116,068.34	2.63	250,617.38	6.778	81.04	761
775 - 799	87	20,202,880.41	1.13	232,217.02	6.734	82.06	785
800 +	16	3,816,010.83	0.21	238,500.68	6.681	78.64	805
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY PREPAYMENT PENALTY TERM

Prepayment Penalty Term (months)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
0	2,705	580,464,645.47	32.43	214,589.52	7.562	81.81	634
12	290	74,245,400.51	4.15	256,018.62	7.162	79.56	645
24	3,222	731,207,835.68	40.86	226,942.22	7.246	82.14	621
36	1,826	403,745,512.16	22.56	221,109.26	6.451	79.55	653
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**

DISTRIBUTION BY LIEN TYPE

Lien Position	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance ($)	% of Mortgage Pool by Aggregate Cut-off Date Principal Balance	Avg. Cut-off Date Principal Balance ($)	Weighted Average Gross Interest Rate (%)	Weighted Average Original LTV (%)	Weighted Average FICO Score
1st Lien	7,519	1,748,784,439.18	97.72	232,582.05	7.091	80.91	633
2nd Lien	524	40,878,954.64	2.28	78,013.27	10.345	99.88	667
Total:	**8,043**	**1,789,663,393.82**	**100.00**	**222,511.92**	**7.166**	**81.34**	**633**


Contact Information

Contacts	
SPG Finance	
Steven Shapiro	Tel: (212) 761-2146
Executive Director	steven.shapiro@ morganstanley.com
Frank Telesca	Tel: (212) 761-1105
Vice President	frank.telesca@ morganstanley.com
Ryan Feeney	Tel: (212) 761-4246
Analyst	ryan.feeney@morganstanley.com
SPG Capital Markets	
Rick Onkey	Tel: (212) 761-2122
Vice President	richard.onkey@morganstanley.com
Dimitri Kavour	Tel: (212) 761-1997
Vice President	dimitri.kavour@morganstanley.com
Nicole Limberg	Tel: (212) 761-2084
Associate	nicole.limberg@morganstanley.com
SPG Structuring	
Vanessa Vanacker	Tel: (212) 761-2016
Vice President	vanessa.vanacker@morganstanley.com
Dave O'Brien	Tel: (212) 761-2177
Vice President	david.o'brien@morganstanley.com
Josh Hollander	Tel: (212) 761-7373
Analyst	josh.hollander@morganstanley.com
Rating Agencies	
Quincy Tang—DBRS	Tel: (212) 806-3258
	qtang@dbrs.com
Ben Katzburg—Fitch	Tel: (212) 908-0261
	ben.katzburg@fitchratings.com
Wioletta Frankowicz—Moody's	Tel: (212) 553-1019
	wioletta.frankowicz@moodys.com
Michael McCormick—S&P	Tel: (212) 438-1937
	michael_mccormick1@standardandpoors.com